
03056702



ROCKY

2002 ANNUAL REPORT



www.ROCKYBOOTS.com
ROCKY®
SHOES AND BOOTS

WHEN YOU WANT TO BE OUTDOORS IT'S GOTTA BE ROCKY



WATERPROOF SCENT ELIMINATOR


ROCKY®

Rocky Shoes & Boots, Inc. designs, develops, manufactures and markets premium quality rugged outdoor, occupational, and casual footwear, as well as branded clothing and accessories. The Company's footwear, clothing and accessories are marketed through several distribution channels, primarily under the registered trademark, ROCKY.

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

	2002	2001	2000	1999	1998
Income Statement Data					
Net sales	$ 88,959	$ 103,320	$ 103,229	$ 98,781	$ 89,316
Gross margin	23,431	23,252	24,612	15,524	21,131
S,G&A expense	18,662	18,176	21,427	20,702	17,825
Operating income	4,769	3,576	3,185	(5,178)	3,306
Net income (loss)	2,843	1,531	97	(5,130)	2,262
Net income (loss) per diluted share	0.62	0.34	0.02	(1.09)	0.41
Balance Sheet Data					
Inventories	$ 23,182	$ 27,714	$ 32,035	$ 32,573	$ 47,110
Total assets	68,417	74,660	86,051	89,333	96,598
Long-term debt [1]	10,488	16,976	26,445	25,177	26,878
Shareholders' equity	52,393	51,043	50,326	50,229	59,635

Gross margin

% of net sales


23.6%
15.7%
23.8%
22.5%
26.3%
1998
1999
2000
2001
2002

Net income per diluted share


$0.41
($1.09)
$0.02
$0.34
$0.62
1998
1999
2000
2001
2002

Inventories


$ 47,110
$ 32,573
$ 32,035
$ 27,714
$ 23,182
1998
1999
2000
2001
2002

Debt [1]


$ 26,878
$ 25,177
$ 26,445
$ 16,976
$ 10,488
1998
1999
2000
2001
2002

[1] less current maturities

To Our Shareholders,

We are pleased with our performance in 2002, which included an 82% increase in earnings per share despite a 13.9% decline in net sales. These results particularly benefited from the manufacturing realignment completed in the fourth quarter of 2001, more focused product lines, increased product sourcing, disciplined inventory management, and solid first year sales of ROCKY® branded clothing and accessories. We entered 2003 on a stronger basis than a year ago, following a strong fourth quarter that included record quarterly earnings and increased demand for ROCKY products.

Net sales were $89.0 million for 2002 compared with $103.3 million the prior year. Quarterly sales comparisons with 2001 were a challenge throughout the year. This was principally due to our customers' higher than planned inventory levels at the end of 2001 and continued weakness in the national economy. Orders for the first six months of 2002 were below the comparable period in 2001, especially for rugged outdoor footwear. They improved during the second half of the year as evidenced by the 16.4% increase in branded product sales for the fourth quarter.

Sales in the occupational category achieved solid growth in 2002 and rose to 33% of the company's net sales. The company introduced additional work styles in 2002 that were well received by customers. These sales are less susceptible to weather conditions and occur throughout the year. We introduced western work boots in January 2003. This line of footwear expands our occupational category and extends the ROCKY brand to additional customers. It is the company's most exciting addition to its occupational category in several years. Our occupational category is not a me-too-line of footwear; it now includes the distinctive qualities that are hallmarks of the ROCKY brand.

The ROCKY brand is an integral part of the company's growth strategy. Our introduction of branded clothing and accessories in the first quarter of 2002 extended the brand beyond footwear to offer a complete "head-to-toe" ROCKY look. ROCKY Gear offers our customers, especially hunters and outdoorsmen, a distinctive appearance. It includes several styles of lined and unlined parkas, jackets, pants, bib overalls, fleece apparel and socks. We plan to continue leveraging our strong brand to increase our position in select markets.

During the first quarter of 2002 we also launched the ROCKY Kids line of children's footwear. It includes several popular styles of ROCKY footwear in children's sizes that appeal to individual and family lifestyles. ROCKY Kids, which was previously licensed, complements the company's leading position in the rugged outdoor footwear market and is sold through existing sales channels.

Another important element of our strategy is to enhance utilization of our manufacturing capabilities. This is helping us become a more efficient company and a leaner, more aggressive competitor. The changes we made in 2001 provided measurable benefits this past year. At year-end 2002, our products were nearly evenly divided between sourced manufacturing and production from our own facilities. We evaluate our manufacturing needs on a regular basis.

The most visible measure of progress this past year was the company's gross margin measured as a percentage of net sales. It improved from 22.5% of 2001 net sales to 26.3% in 2002. We are focused on ways to continue to improve the company's gross margin through production decisions based on the comparative benefits of our factories and sourced manufacturing.

Selling, general and administrative expenses increased modestly in 2002 compared with the prior year. During the first half of the year we responded to weak market conditions through increased emphasis of controllable costs, while continuing to support the ROCKY brand through targeted advertising and related efforts. Additionally, we proceeded with development of our western work boot line.

In April of this past year, David Sharp was appointed Executive Vice President and Chief Operating Officer. He joined the company in June 2000 and during this period David has made solid contributions to our improved results, sales and marketing strategy and long-term growth performance. More recently, John Maser joined the company as Vice President-Apparel Business Development in March 2003. He is an experienced industry professional who is leading our extension of the ROCKY brand beyond footwear into additional categories that complement our growth strategy. As a result, our management team is stronger today and focused on achieving increased growth and profitability.

We completed a two-year extension of our credit facility in the fourth quarter of 2002. This new $45 million agreement replaces the previous credit facility and includes terms more favorable to the company as well as lower interest rates.

In September 2002, the Board of Directors authorized the repurchase of up to 500,000 shares of the company's common stock, which represented approximately 11% of the shares outstanding. This authorization was based on the Board's determination that the company's stock is a good investment and that repurchasing the shares could benefit shareholder value. These purchases were made through open market and privately negotiated transactions. Earlier this month we completed this share repurchase program. The average purchase price was $6.38 per share. Book value at December 31, 2002 was $11.67 per share.

Strong sell-through of ROCKY products at retail and more favorable weather conditions occurred in the fourth quarter of 2002. This contributed to a solid increase in branded product sales for the quarter. As a result, we entered 2003 with increased optimism regarding sales growth this year. Initial bookings for the upcoming fall and winter seasons are substantially ahead of the same period last year. While the sluggish economy, war, and homeland security issues may impact consumer behavior, our customers are motivated buyers following their improved performance this past year. The 2002 results reflect the progress we have made to improve our manufacturing operations, control costs, and increase profitability. We are well-positioned for growth compared with 2002 and optimistic about the prospects for improved results this year.

Your continued interest in our company is appreciated.

Sincerely,



Mike Brooks
Chairman and CEO




ROCKY®


ROCKY

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2002
OR

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21026

ROCKY SHOES & BOOTS, INC.

(Exact name of Registrant as specified in its charter)

Ohio	**No. 31-1364046**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

39 East Canal Street
Nelsonville, Ohio 45764
(Address of principal executive offices, including zip code)

(740) 753-1951
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, without par value
Preferred Stock Purchase Rights

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
YES ☐ NO ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $25,027,342 on June 30, 2002.

There were 4,051,430 shares of the Registrant's Common Stock outstanding on March 20, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2003 Annual Meeting of Shareholders are incorporated by reference in Part III.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in "Business - Business Risks." The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS.

Rocky Shoes & Boots, Inc. has two subsidiaries: Five Star Enterprises Ltd. ("Five Star"), a Cayman Islands corporation, which operates a manufacturing facility in La Vega, Dominican Republic, and Lifestyle Footwear, Inc. ("Lifestyle"), a Delaware corporation, which operates a manufacturing facility in Moca, Puerto Rico. Unless the context otherwise requires, all references to "Rocky" or the "Company" include Rocky Shoes & Boots, Inc. and its subsidiaries.

Overview

The Company is the successor to the business of The Wm. Brooks Shoe Company, a company established in 1932 by William Brooks, who was later joined by F. M. Brooks, the grandfather of the Company's current Chairman, President and Chief Executive Officer, Mike Brooks. The business was sold in 1959 to a company headquartered in Lancaster, Ohio. John W. Brooks, the father of Mike Brooks, remained as an employee of the business when it was sold. In 1975, John W. Brooks formed John W. Brooks, Inc. (later known as Rocky Shoes & Boots Co. ("Rocky Co.")) as an Ohio corporation, reacquired the Nelsonville, Ohio operating assets of the original company and moved the business's principal executive offices back to Nelsonville, Ohio. In 1993, the Company, Rocky Co., Lifestyle and Five Star were parties to a reorganization, and in 1996, Rocky Co. was merged with and into the Company, resulting in the Company's present corporate structure.

The Company's footwear is manufactured in the Company's facilities located in the Dominican Republic and Puerto Rico, and the balance of the footwear, apparel and accessories is sourced from factories in the Far East. The Company's products are distributed nationwide and in Canada from the Company's finished goods distribution facility located near Logan, Ohio.

In September 2001, the Board of Directors approved a plan to consolidate and realign the Company's footwear manufacturing operations. Under this plan, the Company moved the footwear manufacturing operations at the Nelsonville, Ohio factory to the Company's factory in Puerto Rico. The restructuring plan was completed in the fourth quarter of 2001.

In the past, the Company has benefited from a relatively low effective tax rate. Rocky and Lifestyle are subject to U.S. Federal income taxes; however, the Company's income earned in Puerto Rico is allowed favorable tax treatment under Section 936 of the Internal Revenue Code if conditions as defined therein are met. Five Star is incorporated in the Cayman Islands and conducts its operations in a "free trade zone" in the Dominican Republic and, accordingly, is currently not subject to Cayman Islands or Dominican Republic income taxes. Thus, the Company is not subject to foreign income taxes. As of December 31, 2002, a provision has not been made for U.S. taxes on the accumulated undistributed earnings of Five Star through December 31, 2002 of approximately $6,575,000 that would become payable upon repatriation to the United States. It is the intention of the Company to reinvest all such earnings of Five Star in operations and facilities outside of the United States.

The Company operates in one financial reporting segment, footwear. The footwear segment has several major product lines. Financial information, including revenues, pre-tax income, and assets are included in the consolidated financial statements.

ROCKY® is a federally registered trademark of Rocky Shoes & Boots, Inc. This report also refers to trademarks of corporations other than the Company. See "Business - Patents, Trademarks and Trade Names."

Strategy

The Company's objective is to design, supply and market innovative, high performance, branded footwear and related outdoor gear that enhance shareholder value while improving the quality of life of our employees, customers and the communities in which we operate. Key elements of the Company's strategy are as follows:

Leverage the ROCKY Brand. The Company believes the ROCKY brand has become a recognizable and established name for performance and quality conscious consumers in the rugged outdoor and occupational segments of the men's footwear market. The Company intends to continue leveraging ROCKY with emphasis on the occupational shoe market, including recent product introductions into the western work boot segment of the occupational market, and complementary outdoor gear, such as hunting apparel, socks and accessories in an effort to extend the brand.

Build customer and consumer relationships. The Company believes it can improve customer and consumer relationships through innovative sales and marketing methods. These enhanced relationships will enable the Company to better understand and satisfy its customers and consumer's needs.

Maximize benefit of current infrastructure. The Company believes it must more extensively utilize the recent significant investments made in distribution and information systems. These systems will enable the Company to better service its customers in a more cost efficient manner.

Focus future investment. The Company believes it needs to continue as the leader in design and engineering of new and innovative products and to focus future investments on achieving this goal.

Expand Product Sourcing. The Company's sourced products represented approximately 50% of net sales in 2002. The Company sources products which are manufactured to its specifications from independent manufacturers in the Far East. This enables the Company to offer product for sale at price points that cannot generally be achieved with products manufactured in its own plants in Puerto Rico and the Dominican Republic

Product Lines

The Company's product lines consist of rugged outdoor, occupational, military and casual footwear and Rocky branded outdoor gear. ROCKY brand products emphasize quality, patented materials, such as GORE-TEX waterproof breathable fabric, CORDURA nylon fabric, CAMBRELLE cushioned lining and THINSULATE thermal insulation. The following table summarizes the Company's product lines:

Product Line	Target Market	Suggested Retail Price	Distribution Channels
RUGGED OUTDOOR	Hunters and outdoorsmen	$59 - $259	Sporting goods stores, outdoor specialty stores, mail order catalogs, independent retail stores and mass merchandisers
OCCUPATIONAL	Law enforcement and military personnel, security guards, postal workers, paramedics, industrial workers and construction workers	$69 - $179	Retail uniform stores, mail order catalogs, specialty safety stores
CASUAL	Retail customers of premium casual wear	$69 - $189	Independent retail stores, sporting goods stores, mail order catalogs and sporting goods stores
MILITARY	U. S. Government	NA	U.S. government supply chain
OUTDOOR GEAR	Hunters and outdoorsmen	$7 - $200	Sporting goods stores, outdoor specialty stores, mail order catalogs, independent retail stores and mass merchandisers

Rugged Outdoor Footwear. Rugged outdoor footwear is the Company's largest product line, representing $41.5 million, or 46.7%, of Fiscal 2002 net sales. The Company's rugged outdoor footwear line consists of all season sport/hunting boots that are typically waterproof and insulated and a line of rubber footwear. These products are designed to keep outdoorsmen comfortable in extreme conditions. Most of the Company's rugged outdoor footwear styles have outsoles which are designed to provide excellent cushioning and traction. Although Rocky's rugged outdoor footwear is regularly updated to incorporate new camouflage patterns, the Company believes its products in this category are relatively insensitive to changing fashion trends.

Occupational Footwear. Occupational footwear, the Company's second largest product line, represented $29.6 million, or 33.3%, of Fiscal 2002 net sales. All occupational footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable and are typically worn by people who are required to spend a majority of their time at work on their feet. Several of the Company's occupational footwear products are similar in design to certain of the Company's rugged outdoor footwear styles, except the Company's occupational footwear is primarily black in color and features innersole support systems. This product category includes work/steel toe footwear designed for industrial, construction and manufacturing workers who demand leather work boots that are durable, flexible and comfortable.

Military Footwear. Sales of military footwear were $6.4 million in Fiscal 2002, accounting for 7.2% of net sales. The military footwear were sold under a now expired contract to the U.S. government.

Casual Footwear. Sales of the Company's casual footwear were $2.3 million in Fiscal 2002, accounting for 2.6% of net sales. The Company's casual products target the upscale segment of the market and include well-styled, comfortable leather shoes of a variety of constructions, including traditional handsewn. Most of the Company's footwear in this segment is waterproof and highly functional for outdoor activity. The Company reduced its emphasis on the casual footwear segment beginning in Fiscal 2000. While continuing to offer high performance rugged casual footwear, the Company's emphasis is on marketing this line through the traditional dealer base.

Outdoor Gear. In 2002 the Company began marketing outdoor gear consisting of hunting apparel, socks and accessories. Sales of the Company's outdoor gear were $2.7 million in Fiscal 2002, accounting for 3.1% of net sales. Outdoor gear is currently marketed through the Company's rugged outdoor footwear channels and is designed to leverage on the Company's reputation within this product line by offering products directly complementary to the needs of hunters and outdoorsmen.

Factory outlet stores. During 2002 the Company operated factory outlet stores in Nelsonville, Ohio and Edgefield, South Carolina. The Edgefield, South Carolina store was opened in August 2002. Products principally include first quality products, factory damaged goods and close-outs from the Company and Rocky licensed products. In addition, related products from other manufacturers are sold in the stores. For Fiscal 2002, net sales for factory outlet stores were $4.1 million, or 4.6% of the Company's total net sales.

Other. The Company manufactures and/or markets a variety of accessories, including innersole support systems, foot warmers, laces and foot powder. Sales of other products were $2.2 million in Fiscal 2002, accounting for 2.5% of net sales.

Net Sales Composition. The following table indicates the percentage of net sales derived from each major product line and the factory outlet stores for the periods indicated. Historical percentages may not be indicative of the Company's future product mix.

	Fiscal 2002	Fiscal 2001	Fiscal 2000
Rugged outdoor	46.7%	54.7%	60.4%
Occupational	33.3	26.2	27.3
Military	7.2	8.7	-
Casual	2.6	4.3	6.0
Outdoor Gear	3.1		
Factory outlet stores	4.6	4.6	5.7
Other	2.5	1.5	0.6
	100.0%	100.0%	100.0%

Product Design and Development

Product design and development are initiated both internally by the Company's development staff and externally by customers and suppliers. The Company's product development personnel, marketing personnel and sales representatives work closely together to identify opportunities for new styles, camouflage patterns, design improvements and the incorporation of new materials. These opportunities are reported to the Company's development staff which oversees the development and testing of the new products. The Company strives to develop products which respond to the changing needs and tastes of consumers.

Sales, Marketing and Advertising

The Company has developed comprehensive marketing and advertising programs to gain national exposure and create brand awareness for the ROCKY brand products in targeted markets. By creating strong brand awareness, the Company seeks to increase the general level of retail demand for its products, expand the customer base and increase brand loyalty. The Company's footwear is sold by more than 3,000 retail and mail order companies in the United States and Canada. No single customer accounted for more than 10% of the Company's revenues in Fiscal 2002. The Company believes the loss of any single customer would not have a material adverse effect on the Company's financial position.

The Company's sales and marketing personnel are responsible for developing and implementing all aspects of advertising and promotion of the Company's products. In addition, the Company maintains a network of sales representatives who sell the Company's products throughout the United States. The Company has historically sold its products through manufacturers' representatives who carried ROCKY brand products as well as other non-competing products. Currently, the majority of the Company's sales force is comprised of sales representatives.

The Company advertises and promotes the ROCKY brand through a variety of methods, including product packaging, national print and television advertising and a telemarketing operation. In addition, the Company attends numerous tradeshows, which have historically been an important source of new orders, and also works to establish the ROCKY brand within the trade industry. The Company's marketing personnel have developed a product list, product catalog and dealer support system which includes attractive point-of-sale displays and co-op advertising programs.

The Company believes its long-term reputation for quality has increased awareness of the ROCKY brand. To further increase the strength of its brand, the Company has targeted the majority of its advertising efforts toward consumers. A key component of this strategy includes advertising through cost-effective cable broadcasts and national print publications aimed at audiences which share the demographic profile of the Company's typical customers. The Company's print advertisements and television commercials emphasize the waterproof nature of the Company's footwear as well as its high quality, comfort, functionality and durability. Management believes that by continuing to target consumers, the ROCKY brand will become more recognizable and establish it as an overall leader in the industry leading to greater retail demand for the product.

Manufacturing and Sourcing

The Company manufactures products in its facilities located in the Dominican Republic and Puerto Rico utilizing a modular "Team Pass-Through" manufacturing system. The Company believes that this system, which allows each person to perform a number of different tasks, is superior to a traditional assembly line approach, which requires each person to perform a single repetitive task. This system increases the production per square foot of manufacturing space, reduces work-in-process inventory and direct labor and improves production yields. In addition, the Company believes that its manufacturing process allows it to respond quickly to changes in product demand and consumer preferences.

Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of the Company's manufacturing facilities. Every pair of ROCKY footwear, or its component parts, produced at the Company's facilities is inspected at least five times during the manufacturing process with some styles inspected up to nine times. Every GORE-TEX waterproof fabric bootie liner is individually tested by filling it with compressed air and submerging it in water to verify that it is waterproof. Quality control personnel at the finished goods distribution facility located near Logan, Ohio conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from the finished goods inventory from each of the Company's manufacturing facilities to ensure that all items meet the Company's high quality standards. A portion of the manufacturing employees' compensation is based on the level of product quality of their work group.

Approximately 50% of the Company's products are produced in its own facilities in the Dominican Republic and Puerto Rico. The Company also sources products from manufacturers in the Far East, which accounted for approximately 50% of net sales in Fiscal 2002. A greater portion of the Company's products may be sourced in the future since the Company can achieve higher initial gross margins on sourced products. The Company sources products from manufacturers who have demonstrated the intent and ability to maintain the high quality that has become associated with ROCKY brand.

As part of the Company's quality control process, the Company uses employees in its China office to visit foreign factories to conduct quality control reviews of raw materials, work in process inventory, and finished goods. In addition, upon arrival at the Company's Ohio distribution center, another inspection of sourced products is conducted by the Director of Quality Control. The Company does not use hedging instruments with respect to foreign sourced products.

Compliance with federal, state and local regulations with respect to the environment has not had any material effect on the earnings, manufacturing process, capital expenditures or competitive position of the Company. Compliance with such laws or changes therein could have a negative impact.

Suppliers

The Company purchases raw materials from a number of domestic and foreign sources. The Company does not have any long-term supply contracts for the purchase of its raw materials, except for limited blanket orders on leather to protect wholesale selling prices for an extended period of time. The principal raw materials used in the production of the Company's products, in terms of dollar value, are leather, GORE-TEX waterproof breathable fabric, CORDURA nylon fabric and soling materials. The Company believes that these materials will continue to be available from its current suppliers and, with the possible exception of GORE-TEX waterproof breathable fabric, there are acceptable present alternatives to these suppliers and materials.

GORE-TEX waterproof fabric is purchased under license directly from W. L. Gore & Associates, Inc. ("Gore"). A majority of the Company's footwear incorporates GORE-TEX waterproof breathable fabric. The Company, which has been a customer of Gore since 1980, was the first footwear manufacturer licensed by Gore to manufacture, promote, sell and distribute footwear worldwide using GORE-TEX waterproof breathable fabric. The Company is currently one of the largest customers of GORE-TEX waterproof breathable fabric for footwear. Although other waterproofing techniques or materials are available, the Company places a high value on its GORE-TEX license because the GORE-TEX trade name has high brand name recognition and the GORE-TEX waterproof breathable fabric used in the manufacture of ROCKY footwear has a reputation for quality and proven performance.

Under the Company's licensing agreement with Gore, a prototype or sample of each style of shoe or boot designed and produced by the Company that incorporates GORE-TEX waterproof breathable fabric must be tested and approved by Gore before the Company is permitted to manufacture or sell commercial quantities of that style of footwear. Gore's testing involves immersing the Company's footwear prototype for days in a water exclusion tester and flexing the prototype 500,000 times, simulating a 500-mile march through several inches of water. The prototype is then placed in a sweat absorption and transmission tester to measure "breathability," which is the amount of perspiration that can escape from the footwear.

All of the Company's GORE-TEX fabric footwear is guaranteed to be waterproof for one year from the date of purchase. When a customer claims that a product is not waterproof, the product is returned to the Company for further testing. If the product fails this testing process, it is either replaced or credit is given, at the customer's discretion. The Company believes that the claims associated with this guarantee have been consistent with guarantee claims in the footwear industry.

Seasonality and Weather

The Company has historically experienced significant seasonal fluctuations in the sale of rugged outdoor footwear. A majority of orders are placed in January through April for delivery in July through October. In order to meet demand, the Company must manufacture rugged outdoor footwear year round to be in a position to ship advance orders during the last two quarters of each calendar year. Accordingly, average inventory levels have been highest during the second and third quarters of each calendar year and sales have been highest in the last two quarters of each calendar year. Because of seasonal fluctuations, there can be no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.

Many of the Company's products, particularly its rugged outdoor footwear and gear lines, are used by consumers in cold or wet weather. Mild or dry weather conditions can have a material adverse effect on sales of the Company's products, particularly if they occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future quarter or year.

Retailers in general have begun placing orders closer to the selling season. This increases the Company's business risk because it must produce and carry inventories for relatively longer periods. In addition, the later placement of orders may change the historical pattern of orders and sales and increase the seasonal fluctuations in the Company's business. There can be no assurance that the results for any particular interim period or year will be indicative of results for the full year or for any future interim period or year.

Backlog

At December 31, 2002, backlog was $4.4 million. At December 31, 2001, backlog was $9.7 million including approximately $6.2 million related to the military contract. Because a majority of the Company's orders are placed in January through April for delivery in July through October, the Company's backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on the Company's backlog and, therefore, the Company's backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by customers prior to shipment without penalty.

Patents, Trademarks and Trade Names

The Company owns numerous United States design and utility patents for footwear. The Company is not aware of any infringement of its patents or that it is infringing any patents owned by third parties.

The Company owns United States federal registrations for its marks ROCKY®, ROCKY BOOTS® (which claims a ram's head Design as part of the mark), ROCKY BOOTS and Design® (which claims a ram's head Design as part of the mark), AQUA GUARD®, BEAR CLAW®, CORNSTALKERS®, FIRSTMED®, FORMZ®, LONGBEARD®, ROCKY and Design® (which claim a ram's head Design as part of the mark), TAC•TEAM®, ROCKY 911 SERIES and Design®, SNOW STALKER®, ROCKY ELIMINATOR®, SILENTHUNTER®, ROCKY and Design® for cigars, ROCKY SHOES & BOOTS INC. SINCE 1932 and Design® plus a detailed full ram Design, and STALKERS®. Additional mark variations for ROCKY BOOTS™ and Design (which claims a ram's head Design as part of the mark), ALPHAFORCE™, BIG MOUNTAIN™, SAWBLADE™, WILDWOLF™, PRO-HIKER™, ROCKY ELIMINATOR™, PROHUNTER™, and FIRSTMED™ are the subject of pending United States federal applications for registration. In addition, the Company uses and has common law rights in the marks ROCKY® MOUNTAIN STALKERS®, and other ROCKY® marks. During 1994, the Company began to increase distribution of its goods in several countries, including countries in Western Europe, Canada and Japan. The Company has applied for trademark registration of its ROCKY® mark in a number of foreign countries.

The Company also uses in its advertising and in other documents the following trademarks owned by corporations other than the Company: GORE-TEX® and CROSSTECH® are registered trademarks of W.L. Gore & Associates, Inc.; CORDURA® is a registered trademark of E.I. DuPont de Nemours and Company; THINSULATE® is a registered trademark of Minnesota Mining and Manufacturing Company; and CAMBRELLE® is a trademark of Koppers Industries, Inc. The Company is not aware of any material conflicts concerning its marks or its use of marks owned by other corporations.

Competition

The Company operates in a very competitive environment. Product function, design, comfort, quality, technological improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for the Company's products. The Company believes that, based on these factors, it competes favorably in its rugged outdoor footwear and occupational footwear market niches. The Company competes in markets against competitors with greater financial, distribution and marketing resources. These competitors have strong brand name recognition in the markets they serve.

The footwear industry is subject to rapid changes in consumer preferences. The Company's casual product line and certain styles within its rugged outdoor and occupational product lines are susceptible to fashion trends. Therefore, the success of these products and styles are more dependent on the Company's ability to anticipate and respond to changing fashion trends and consumer demands within its niche market in a timely manner. The Company's inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on the Company's business, financial condition and results of operations.

Employees

At December 31, 2002, the Company had approximately 814 full-time employees and 10 part-time employees. Approximately 688 of these full-time employees are in the Dominican Republic and Puerto Rico. The Company has approximately 569 employees engaged in production and the balance in managerial and administrative positions. Management considers its relations with all of its employees to be good. The collective bargaining agreement between the Company and the Union of Needletrades, Industrial and Textile Employees ("UNITE") was cancelled with the closing of the Company's Nelsonville, Ohio manufacturing facility in November, 2001.

Business Risks

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In addition to the other information in this report, readers should carefully consider that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results of operations for Fiscal 2003 and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

Dependence on Sales Forecasts. The Company's investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which the Company does business are highly competitive, and the Company's business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic and other factors. One of management's principal challenges is to improve its ability to predict these factors, in order to enable the Company to better match production with demand. In addition, the Company's growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance the Company's systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect the Company's financial performance.

Changes in Consumer Demand. Demand for the Company's products, particularly the Company's casual product line and certain styles within its rugged outdoor and occupational product lines, may be adversely affected by changing fashion trends. The future success of the Company will depend upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. The Company's failure to adequately anticipate or respond to such changes could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, sales of the Company's products may be negatively affected by weak consumer spending as a result of adverse economic trends or uncertainties regarding the economy. See "Business -- Competition."

Seasonality. The Company has historically experienced, and expects to continue to experience, significant seasonal fluctuations in the sale of its products. The Company's operating results have varied significantly in the past, and may vary significantly in the future, partly due to such seasonal fluctuations. A majority of the orders for the Company's rugged outdoor footwear are placed in January through April for delivery in July through October. To meet demand, the Company must manufacture its products year-round. Accordingly, average inventory levels have been highest during the second and third quarters of each calendar year, and sales have been highest in the last two quarters of each calendar year. The Company believes that sales of its products will continue to follow this seasonal cycle. Additionally, the Company does not have long-term contracts with its customers. Accordingly, there is no assurance that the results for any particular quarter will be indicative of results for the full year or for the future. The Company believes that comparisons of its interim results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the factors mentioned above as well as factors discussed elsewhere in this Form 10-K, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock will likely be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Seasonality and Weather."

Impact of Weather. Many of the Company's products, particularly its rugged outdoor footwear and gear lines, are used primarily in cold or wet weather. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of the Company's products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period. See "Business -- Seasonality and Weather."

Competition. The footwear industry is intensely competitive, and the Company expects competition to increase in the future. Many of the Company's competitors have greater financial, distribution and marketing resources than the Company. The Company's ability to succeed depends on its ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Competition."

Reliance on Suppliers. The Company purchases raw materials from a number of domestic and foreign sources. The Company does not have any long-term supply contracts for the purchase of its raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of the Company's footwear, in terms of dollar value, are leather, GORE-TEX waterproof breathable fabric, CORDURA nylon fabric and soling materials. The Company currently believes there are acceptable alternatives to these suppliers and materials, with the exception of the GORE-TEX waterproof breathable fabric.

The Company is currently one of the largest customers of GORE-TEX waterproof fabric for use in footwear. The Company's licensing agreement with W.L. Gore & Associates, Inc. may be terminated by either party upon advance written notice to the other party by October 1 of the current year of the agreement that the agreement will terminate, effective December 31 of that same year. Although other waterproofing techniques and materials are available, the Company places a high value on its GORE-TEX waterproof breathable fabric license because GORE-TEX has high brand name recognition and the GORE-TEX waterproof fabric used in the manufacture of ROCKY footwear has a reputation for quality and proven performance. Even though the Company does not believe that its supply of GORE-TEX waterproof breathable fabric will be interrupted in the future, no assurance can be given in this regard. The Company's loss of its license to use GORE-TEX waterproof breathable fabric could have a material adverse effect on the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Suppliers."

Changing Retailing Trends. A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to large discount mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of small retailing customers of the Company have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although progressive independent retailers have attempted to improve their competitive position by joining buying groups, stressing personal service and stocking more products that address specific local needs, a continued shift to discount mass merchandisers could have a material adverse effect on the Company's business, financial condition and results of operations. The Company established the Wild Wolf® by Rocky® brand in Fiscal 2000 to offer rugged outdoor footwear for sale in another segment of retail. This footwear includes some, but not all, of the components of the traditional Rocky brand. Therefore, this line is sold to the mass merchandise channel of distribution at lower retail prices than historically available in Rocky brand products. See "Business -- Sales, Marketing and Advertising."

Reliance on Key Personnel. The development of the Company's business has been, and will continue to be, highly dependent upon Mike Brooks, Chairman, President and Chief Executive Officer, David Fraedrich, Senior Vice President and Treasurer, David Sharp, Executive Vice President Chief Operating Officer, and James McDonald, Vice President and Chief Financial Officer. Messrs. Brooks and Fraedrich each have an at-will employment agreement with the Company. The employment agreements provide that in the event of termination of employment with the Company, the employee will receive a severance benefit and may not compete with the Company for a period of one year. The loss of the services of any of these officers could have a material adverse effect upon the Company's business, financial condition and results of operations.

Reliance on Foreign Manufacturing. A majority of the Company's products are produced in the Dominican Republic and Far East. Therefore, the Company's business is subject to the risks of doing business offshore, such as: the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions; weather conditions in the Dominican Republic and Far East; foreign governmental regulation and taxation; fluctuations in foreign exchange rates; changes in economic conditions; changes in the political stability of the these countries; and changes in relationships between the United States and these countries. If any such factors were to render the conduct of business in these countries undesirable or impracticable, the Company would have to source its products elsewhere. There can be no assurance that additional sources or products would be available to the Company or, if available, that such sources could be relied on to provide product at terms favorable to the Company. Such a development would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing and Sourcing."

Changes in Tax Rates. In past years, the Company's effective tax rate typically has been substantially below the United States federal statutory rates. The Company has paid minimal income taxes on income earned by its subsidiary in Puerto Rico due to tax credits afforded the Company under Section 936 of the Internal Revenue Code and local tax abatements. However, Section 936 of the Internal Revenue Code has been repealed such that future tax credits available to the Company will be capped beginning in 2002 and terminate in 2006. In addition, the Company's local tax abatements in Puerto Rico are scheduled to expire in 2004. The Company provided no U.S. income tax on the unrepatriated income generated by its subsidiary in the Dominican Republic. Consequently, no income taxes are provided on these cumulative earnings of approximately $6,575,000. During fourth quarter Fiscal 1996 and through December 31, 1998, the Company elected to repatriate future earnings of its subsidiary in the Dominican Republic and provided taxes on the earnings during that period. In 1999, the Company elected not to repatriate all 1999 and future earnings of its subsidiary in the Dominican Republic.

The Company's future tax rate will vary depending on many factors, including the level of relative earnings and tax rates in each jurisdiction in which it operates and the repatriation of any foreign income to the United States. The Company cannot anticipate future changes in such laws. Increases in effective tax rates or changes in tax laws may have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Manufacturing. The Company currently plans to retain its internal manufacturing capability in order to continue benefiting from expertise the Company has gained with respect to footwear manufacturing methods conducted at its manufacturing facilities. The Company continues to evaluate its manufacturing facilities and independent manufacturing alternatives in order to determine the appropriate size and scope of its manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by the Company can remain competitive with sourced products. In an effort to enhance its competitive position, during the first quarter of 2000 the Company began to curtail manufacturing at its Nelsonville, Ohio plant and to consolidate production at its plants in Puerto Rico and the Dominican Republic. As of November 16, 2001, the Company closed its Nelsonville, Ohio manufacturing facility.

Concentration of Stock Ownership; Certain Corporate Governance Measures. The directors, executive officers and principal shareholders of the Company beneficially own approximately 35.1% of the Company's outstanding Common Stock. As a result, these shareholders are able to exert significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. The Company has also adopted certain corporate governance measures which, individually or collectively, could delay or frustrate the removal of incumbent directors and could make a merger more difficult, tender offer or proxy contest involving the Company even if such events might be deemed by certain shareholders to be beneficial to the interest of the shareholders.

Volatility of Market Price. From time to time, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of its Common Stock reflects expectations that the Company will be able to continue to market its products profitably and develop new products with market appeal. If the Company is unable to market its products profitably and develop new products at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of the Common Stock.

In addition to the operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company or its industry could cause the market price of the Common Stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies, including the Company, for reasons unrelated to their operating performance. See "Market for the Registrant's Common Equity and Related Matters."

Accounting Standards. Changes in the accounting standards promulgated by the Financial Accounting Standards Board or other authoritative bodies could have an adverse effect on the Company's future reported operating results.

Environmental and Other Regulation. The Company is subject to various environmental and other laws and regulations, which may change periodically. Compliance with such laws or changes therein could have a negative impact on the Company's future reported operating results.

Limited Protection of Intellectual Property. The Company regards certain of its footwear designs as proprietary and relies on patents to protect those designs. The Company believes that the ownership of the patents is a significant factor in its business. Existing intellectual property laws afford only limited protection of the Company's proprietary rights, and it may be possible for unauthorized third parties to copy certain of the Company's footwear designs or to reverse engineer or otherwise obtain and use information that the Company regards as proprietary. The Company believes its patents provide a measure of security against competition, and the Company intends to enforce its patents against infringement by third parties. However, if the Company's patents are found to be invalid, to the extent they have served, or would in the future serve, as a barrier to entry to the Company's competitors, such invalidity could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company owns United States federal registrations for a number of its trademarks, trade names and designs. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. The Company also uses and has common law rights in certain trademarks. During 1994, the Company began to increase distribution of its goods in several foreign countries. Accordingly, the Company has applied for trademark registrations in a number of these countries. The Company intends to enforce its trademarks and trade names against unauthorized use by third parties. See "Business -- Patents, Trademarks and Trade Names."

Terrorist Acts and Acts of War. The terrorist attacks in New York and Washington D.C. on September 11, 2001 have disrupted commerce throughout the world and have intensified the uncertainty of the U.S. and global economies. The long-term effects on the Company's business from these attacks are unknown. The continued threat of terrorism and heightened security and military action in response to this threat may cause further disruption to the economy. Any such disruptions resulting in delays or cancellations of customer orders or the manufacture or shipment of products could have a material adverse effect on the Company's business, operating results and financial condition.

Risks Associated with Forward Looking Statements. This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management, such as statements concerning the Company's future profitability and its operating and growth strategy. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Business Risks" in this Annual Report on Form 10-K and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report on Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company does not assume any obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

ITEM 2. PROPERTIES.

The Company owns, subject to a mortgage, executive offices and a factory outlet store which are located in Nelsonville, Ohio in a two-story 25,000 square foot building. The first floor of this building, which consists of approximately 12,500 square feet, houses the Company's factory outlet store which was opened in late 1994. The second floor houses the Company's executive offices. The Company also owns a 5,000 square foot office building in Nelsonville, Ohio, subject to a mortgage, which is currently under lease to an unrelated entity.

The Company owns, subject to a mortgage, a 98,000 square foot distribution warehouse in Nelsonville, Ohio. A portion of this facility is currently under lease to an unrelated entity.

The Company leases a 41,000 square foot facility in Nelsonville, Ohio, from the William Brooks Real Estate Company, which is owned by shareholders of the Company. This building was used for manufacturing and presently houses additional outlet store retail space. A portion of the space not currently needed for the Company's use is under lease to unrelated entities. The lease with the William Brooks Real Estate Company expires in February 2004 with options for 1 year extensions.

Lifestyle leases two manufacturing facilities, on of which contains 44,978 sq. ft. and the other which contains 39,581 sq. ft. in Moca, Puerto Rico. These buildings are leased from the Puerto Rico Industrial Development Company under a net non-cancelable operating lease which expires in 2009.

Five Star's manufacturing facility, consisting of three connected buildings and a stand-alone building, is located in a tax-free trade zone in the Dominican Republic. Five Star leases 82,600 square feet of this facility from the Dominican Republic Corporation for Industrial Development (the "DRCID") under a Consolidation of Lease Contract, dated as of December 13, 1993, the term of which expires on February 1, 2003. Five Star leases an additional stand-alone 32,000 square foot building from the DRCID under a temporary lease.

The Company owns, subject to a mortgage, a finished goods distribution facility near Logan, Ohio. The building contains 192,000 square feet and is situated on 17.9 acres of land. The finished goods distribution facility became fully operational in the first quarter of 2000. The Company has an option on an additional four acres of land adjacent to this property.

ITEM 3. LEGAL PROCEEDINGS.

The Company is, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of such proceedings in the aggregate will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

The Company's Common Stock trades on the NASDAQ National Market under the symbol "RCKY." The following table sets forth the range of high and low sales prices for the Common Stock for the periods indicated, as reported by the NASDAQ National Market:

Quarter Ended	High	Low
March 31, 2001	$6.25	$3.81
June 30, 2001	$4.80	$2.98
September 30, 2001	$6.90	$4.46
December 31, 2001	$6.49	$4.58
March 31, 2002	$7.75	$5.20
June 30, 2002	$8.90	$5.40
September 30, 2002	$6.30	$4.18
December 31, 2002	$5.65	$4.25

On March 20, 2003, the last reported sales price of the Common Stock on the NASDAQ National Market was $6.45 per share. As of March 20, 2003, there were approximately 150 shareholders of record of the Common Stock.

The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend upon the earnings and financial condition of the Company, the Company's need for funds and other factors. Presently, the Line of Credit restricts the payment of dividends on the Common Stock. At December 31, 2002, the Company had no retained earnings available for distribution.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except for per share data)

	Five Year Financial Summary				
	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
Income Statement Data					
Net sales	$ 88,959	$ 103,320	$ 103,229	$ 98,781	$ 89,316
Gross margin (% of sales)	26.3%	22.5%	23.8%	15.7%	23.6%
Net income (loss)	$ 2,843	$ 1,531	$ 96	$ (5,130)	$ 2,262
Per Share					
Net income (loss):					
Basic	$ 0.63	$ 0.34	$ 0.02	$ (1.09)	$ 0.42
Diluted	$ 0.62	$ 0.34	$ 0.02	$ (1.09)	$ 0.41
Weighted average number of common shares outstanding:					
Basic	4,500	4,489	4,489	4,710	5,425
Diluted	4,590	4,549	4,493	4,710	5,527
Balance Sheet Data					
Inventories	$ 23,182	$ 27,714	$ 32,035	$ 32,573	$ 47,110
Total assets	68,417	74,660	86,051	89,333	96,598
Working capital	41,751	44,267	50,201	48,468	67,468
Long-term debt, less current maturities	10,488	16,976	26,445	25,177	26,878
Shareholders' equity	52,393	51,043	50,326	50,229	59,635

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This section should be read in conjunction with the consolidated financial statements and notes, which appear elsewhere in this Annual Report on Form 10-K. Use of the terms "Rocky", "we", "us" and "our" in this discussion refer to Rocky Shoes & Boots, Inc. and subsidiaries. Our fiscal year begins on January 1 and ends on December 31. This section contains certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties including statements regarding our plans, objectives, goals, strategies, and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" below.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. A summary of our significant accounting policies is included in the Notes to Consolidated Financial Statements included in this Annual Report.

Management regularly reviews its accounting policies to make certain they are current and also provide readers of the consolidated financial statements with useful and reliable information about our operating results and financial condition. These include, but are not limited to, matters related to accounts receivable, inventories, pension benefits, and income taxes. Implementation of these accounting policies includes estimates and judgments by management based on historical experience and other factors believed to be reasonable. This may include judgments about the carrying value of assets and liabilities based on considerations that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies are most important to the portrayal of the Company's financial condition and results of operations, and require more significant judgments and estimates in the preparation of its consolidated financial statements.

Revenue Recognition:

Customer sales are recognized when revenue is realized and earned. The Company recognizes revenue when the risk and title passes to the customer, generally at the time of shipment. Customer sales are recorded net of allowances for estimated returns, trade promotions and other discounts, which are recognized as a deduction from sales at the time of sale.

Accounts receivable allowances:

Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Management also records estimates for customer returns and discounts offered to customers. Should a greater proportion of customers return goods and take advantage of discounts than estimated by the Company, additional allowances may be required.

Inventories:

Management identifies slow moving or obsolete inventories and estimates appropriate loss provisions related to these inventories. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are considered saleable and the Company has been able to liquidate slow moving or obsolete inventories through the Company's factory outlet stores or through various discounts to customers. Should management encounter difficulties liquidating slow moving or obsolete inventories, additional provisions may be necessary. Management regularly reviews the adequacy of its inventory reserves and makes adjustments to them as required.

Pension benefits:

Pension and post-retirement benefit expenses are determined by actuaries using assumptions concerning the discount rate, expected return on plan assets, rate of compensation increase, and health care cost trend rates. An actuarial analysis of benefit obligations and plan assets is determined as of September 30 each year. The funded status of the Company's plans and reconciliation of accrued pension cost is determined annually as of December 31. Further discussion of the Company's pension and post-retirement benefit plans and related assumptions is included in Note 8, Retirement Plans, to the consolidated financial statements included in the Annual Report on Form 10-K. Actual results would be different using other assumptions. Management records an accrual for pension costs associated with the Company sponsored noncontributory defined benefit pension plans covering the union and non-union workers of the Company's operations. Future adverse changes in market conditions or poor operating results of underlying plan assets could result in losses or a higher accrual.

Income taxes:

Currently, management has not recorded a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, however in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

PERCENTAGE OF NET SALES

References to 2002, 2001 and 2000 are to Fiscal years of the Company ended December 31 of the respective year.

	2002	2001	2000
Net sales	100.0 %	100.0 %	100.0 %
Costs of goods sold	73.7	77.5	76.2
Gross margin	26.3	22.5	23.8
SG&A expenses and plant closing costs in 2001	20.9	19.0	20.7
Income from operations	5.4 %	3.5 %	3.1 %

2002 COMPARED TO 2001

Net Sales

Net sales declined 13.9% to $88,958,721 for 2002 compared with $103,319,806 for 2001. This decline was primarily due to reduced sales of rugged outdoor footwear, which declined $15.0 million to $41.5 million in 2002. A number of the Company's customers had higher inventories than planned at the end of the 2001 fall and winter seasons due to mild weather conditions. As a result, orders for rugged outdoor footwear in 2002 were adversely affected. Demand increased during the 2002 fall and winter seasons due to more traditional seasonal weather conditions in most regions of the U.S. where the Company's rugged outdoor footwear is sold, which resulted in improved sell-through compared with the prior year. Occupational footwear sales increased $2.6 million to $29.6 million in 2002. These sales are less susceptible to weather conditions and occur throughout the year. The Company introduced additional work styles in 2002 that were well received by customers. Sales of military boots to the U.S. government declined $2.5 million to $6.4 million in 2002 due to fulfillment of a contract that began in 2001 which was completed in the second quarter 2002. These sales are dependent on specific awards from the U.S. government based on a competitive bidding process, which occur from time to time. Casual footwear sales declined $2.1 million to $2.3 million in 2002, consistent with the Company's reduced emphasis on this footwear category.

Rocky branded apparel and accessories, were introduced in the first quarter 2002. This line extension of the ROCKY brand achieved strong sell-through in 2002, resulting in sales of approximately $2.7 million. The Company reacquired the licensing rights to ROCKY® Kids and ROCKY® socks in the first quarter 2002. The Company's factory outlet stores had net sales of $4.1 million in 2002 compared with $4.7 million the prior year. This was primarily due to lower sales in the Company's Nelsonville store.

Average list prices for the Company's footwear, clothing and accessories were similar in 2002 compared with 2001.

Gross Margin

Gross margin increased to 26.3% of net sales in 2002 compared with 22.5% in 2001. Benefits from the Company's manufacturing realignment, increased sourcing, and more favorable product mix contributed to the improvement. In absolute dollars, gross margin rose $178,568, or 0.8%, to $23,430,508 in 2002 from $23,251,940 the prior year. The Company closed its Nelsonville, Ohio factory in the fourth quarter 2001 and moved that production capacity to its factory in Puerto Rico. The manufacturing realignment was completed in the fourth quarter 2001, contributing to improved operating efficiencies and lower manufacturing costs in 2002.

The Company has been sourcing footwear from outside the United States since 1996. In 2002, sourced footwear and branded apparel and accessories represented 50% of total net sales versus 41% in 2001. The increase in sourced products sales as a percentage of total sales is expected to continue in the future; however, may not be at the same year-over-year growth rates.

Military boots are manufactured for the U.S. government based on specific, competitively bid, contract awards. The Company manufactured military boots from second quarter 2001 to second quarter 2002. These military boots were produced at margins substantially below the Company's overall gross margin as a percentage of net sales.

Selling, General & Administrative Expenses

Selling, general & administrative ("SG&A") expenses increased $485,787, or 2.7%, to $18,661,730 in 2002 compared to $18,175,973 in 2001. Higher pension expenses, relatively small increases in multiple expense categories and start-up costs associated with the launching of the Company's work western boot line (a sub-category of the occupational category) accounted for the small increase in SG&A. The more significant increase in SG&A as a percentage of net sales was the result of reduced net sales for the year. SG&A expenses were 21.0% of net sales in 2002 versus 17.6% the prior year, principally due to the 13.9% decline in nets sales in 2002.

Interest Expense

Interest expense declined $1,089,037, or 43.7%, to $1,404,496 for 2002 from $2,493,533 in 2001. The Company benefited from substantial improvement in cash from operations, a portion of which was used to reduce outstanding debt under the Company's credit facility. Lower interest rates also contributed to the reduction in interest expense in 2002.

The Company's funded debt decreased 37.1% to $10,974,549 at December 31, 2002 versus $17,445,166 a year ago. The Company's investment in capital assets was substantially below depreciation expense for 2002. It was also able to continue to reduce inventory balances and accounts receivable. These factors, along with the reinvestment back into the Company of income contributed to the reduced reliance on borrowings.

Income Taxes

The Company recognized income tax expense of $953,000 for 2002 compared with an income tax benefit of $93,438 for 2001. The Company's effective tax rate for 2002 was 25%, which is lower than the statutory rate of 35% due to proportionately more income being earned in offshore jurisdictions and the decision to not repatriate foreign earnings to the U.S. The income tax benefit recognized during 2001 resulted primarily from an abatement of Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994. This resulted in a deferred tax benefit of $408,000.

2001 COMPARED TO 2000

Net Sales

Net sales rose 0.1% to $103,319,806 for 2001 compared with $103,228,987 for 2000. This increase was primarily due to sales of military footwear, initial shipments of which were made during second quarter 2001. To a lesser extent, sales of accessory items contributed to the increase. Offsetting the increase were decreases in sales within each other major footwear category for 2001. The Company attributes these reduced sales to the general softness within the economy, especially during the second half of 2001, and milder than normal weather during its peak selling season. Average list prices for the Company's product were approximately 7% higher in 2001 than in 2000.

Gross Margin

Gross margin decreased $1,359,955, or 5.5%, to $23,251,940 in 2001 versus $24,611,895 in 2000. As a percentage of net sales, gross margin decreased to 22.5% in 2001 from 23.8% in 2000. 2001 included sales of Intermediate Cold Wet military boots with gross margins below the Company's average rate. In addition, implementation of improved cost and reporting systems allowed the Company to review its inventory costing methods and revise its costs during fourth quarter 2001, which negatively impacted gross margin. Improved pricing policies combined with an increase in sourced footwear to 41% of net sales in 2001 from 36% the prior year benefited gross margin for the year ended December 31, 2001.

Selling, General & Administrative Expenses

Selling, general & administrative ("SG&A") expenses decreased $3,250,815, or 15.2%, to $18,175,943 in 2001 compared to $21,426,758 in 2000. As a percentage of net sales, SG&A declined to 17.6% from 20.7% in 2000. The most significant factors contributing to the reduction in SG&A expenses for the 2001 were lower selling costs resulting from a restructuring of the sales force and reduced bad debt expense. Salaries and wages as well as advertising expenses were lower than the prior year, which offset higher fringe benefits for increased pension accruals, anticipated performance incentives, and additional professional fees. The Company continues to seek additional cost reductions that will benefit long-term performance.

In addition, the Company announced plans to realign its manufacturing operations on September 17, 2001, which included ceasing manufacturing operations at the Nelsonville, Ohio factory during fourth quarter 2001. A restructuring charge of $1.5 million was recorded in 2001 for anticipated expenses associated with the realignment of manufacturing operations. A summary of the costs accrued includes: severance, pension and employee benefit costs, equipment and relocation costs, and legal and other expenses.

Interest Expense

Interest expense declined $860,855, or 25.7%, to $2,493,533 for 2001 from $3,354,388 in 2000. The Company benefited from lower outstanding balances and lower interest rates during 2001, which were partially offset by a $295,000 reduction in second quarter 2000 interest expense due to a gain on the termination of an interest rate swap agreement.

The Company's funded debt decreased 36.6% to $17,445,166 at December 31, 2001 versus $27,515,650 a year ago due to reductions to inventories, accounts receivable and capital expenditures.

Income Taxes

The Company recognized income tax benefit of $93,438 for 2001 compared with an income tax expense of $183,464 for 2000. The current year benefit resulted primarily from an abatement of Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994. This resulted in a deferred tax benefit of $408,000.

IMPACT OF ACCOUNTING STANDARDS

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." This statement rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for the first quarter in the year ended December 31, 2003. We do not believe the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities included in restructurings. This Statement eliminates the definition and requirements for recognition of exit costs as defined in EITF Issue 94-3, and requires that liabilities for exit activities be recognized when incurred instead of at the exit activity commitment date. This Statement is effective for exit or disposal activities initiated after December 31, 2002. We do not believe the adoption of SFAS 146 will have a significant impact on the consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also includes more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires additional disclosures for the year ended December 31, 2002. We do not expect the provisions of FIN 45 to have a significant impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. The transition provisions and the disclosure requirements of this Statement are effective for fiscal years ending after December 15, 2002. We continue to apply the intrinsic value-based method to account for stock options and have complied with the new disclosure requirements.

In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements, none of which appear to apply to us at this time, are effective in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not expect the provisions of FIN 46 to have a significant impact on the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company principally funds its working capital requirements and capital expenditures through net income, borrowings under its credit facility and other indebtedness. During 2002 the Company principally relied upon borrowings under its revolving credit facility. Working capital is primarily used to support changes in accounts receivable and inventory as a result of the Company's seasonal business cycle and business expansion. These requirements are generally lowest in the months of January through March of each year and highest during the months of May through October of each year. The Company had working capital of $41,751,287 and $44,266,895 at December 31, 2002 and 2001, respectively.

Inventory declined by $4,531,675 or 16.4% to $23,181,989 at December 31, 2002 compared with $27,713,664 on the same date of the prior year. This decrease resulted from improved forecasting and scheduling systems that allowed footwear to be manufactured closer to actual delivery dates. In addition, the Company's product lines included fewer styles for 2002. The Company believes it has adequate inventory to meet anticipated demand.

Capital expenditures were $2,338,388 for 2002 versus $1,172,365 for 2001. Capital expenditures for the foreseeable future are expected to be similar to 2002, as sourced manufacturing continues to increase as a percentage of products sold.

The Company's borrowings and external sources of funds are as follows:

	December 31,	
	2002	2001
Bank - revolving credit facility	$ 5,000,000	$ 11,000,000
Equipment and other obligations	452,100	617,625
Real estate obligations	5,522,449	5,827,541
Total debt	10,974,549	17,445,166
Less current maturities	486,161	469,143
Net long-term debt	$ 10,488,388	$ 16,976,023

The Company and GMAC Business Credit, LLC entered into a two-year extension to its credit facility on October 21, 2002. This new $45 million credit facility replaced the previous $50 million credit facility and includes terms more favorable to the Company, lower interest rates, and, to a lesser extent, reduced administrative fees. The Company requested the reduction to the line of credit as a cost cutting measure and to more closely align the credit facility with anticipated borrowing requirements. The agreement expires September 30, 2005. As of December 31, 2002, borrowings under the revolving line of credit were $5,000,000 and $452,100 under the term loan agreement and the amount available for the borrowings was $12,635,938. At December 31, 2002, the Company was in compliance with all lender covenants.

During first quarter 2000, the Company completed mortgage financing for three of its facilities totaling $6,300,000, with monthly payments of $63,100 to 2014. Proceeds from the financing were used to pay down borrowings under the revolving credit facility.

The Company leases certain machinery and manufacturing facilities under operating leases that generally provide for renewal options. Future minimum lease payments under non-cancelable operating leases are $611,000, $716,000, $743,000, $618,000, and $295,000 for years 2003 through 2007, respectively, and $590,000 for all years after 2007, or $3,573,000 in total.

The Company's financing activities during 2002 and 2001 were primarily in support of future growth and the purchase of a portion of the Company's common stock. During 2002, the Company purchased $84,540 of the its common stock, and from January through March 6, 2003, it acquired an additional 483,000 of its common shares for approximately $3,100,000. No single activity represented a significant amount of the total expenditures. The Company believes it will be able to finance capital additions, share repurchases and meet operating expenditure requirements for 2003 through net income, borrowings under its credit facility and other indebtedness.

The Company's ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance. Such costs have not been, and are not anticipated to become, material.

The Company is contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "Variable Interest Entities." Additionally, the Company does not have any related party transactions that materially affect the result of operations, cash flow or financial condition.

Inflation

The Company cannot determine the precise effects of inflation; however, inflation continues to have an influence on the cost of raw materials, salaries and employee benefits. The Company attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements, and reduction of costs.

Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, dependence on sales forecasts, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, changing retail trends, economic changes, as well as other factors set forth under the caption "Business Risks" in this Annual Report on Form 10-K and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company assumes no obligation to update any forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's primary market risk results from fluctuations in interest rates. The Company is also exposed to changes in the price of commodities used in its manufacturing operations. However, commodity price risk related to the Company's current commodities is not material as price changes in commodities are usually passed along to the customer. The Company does not hold any material market risk sensitive instruments for trading purposes.

The Company has the following three items that are market rate sensitive for interest rates: (1) long-term debt consisting of a credit facility with a balance at December 31, 2002 of $5,000,000, under which interest is payable monthly at the lender's LIBOR rate plus 237.5 basis points or prime; (2) equipment and other obligations totaling $452,100 at December 31, 2002 that bear interest at a variable rate of prime; and (3) real estate obligations of $5,522,449 at December 31, 2002, that bear interest at fixed rates of 7.625% and 8.275%. The credit facility agreement referenced above under (1) permits the Company to borrow up to 75% of its revolving loan balance under 30 day notes bearing interest at LIBOR plus 237.5 basis points with the remaining balance bearing interest at prime.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Company's consolidated balance sheets as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2002, 2001, and 2000, together with the independent auditors' report thereon appear on pages F-1 through F-24 hereof, and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by this item is included under the captions "ELECTION OF DIRECTORS" and "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS - EXECUTIVE OFFICERS" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders (the "Proxy Statement") to be held on May 20, 2003, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is included under the captions "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS" and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Except for information concerning the Company's equity compensation plans, the information required by this item is included under the caption "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS - OWNERSHIP OF COMMON STOCK BY MANAGEMENT" and "- OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS," in the Company's Proxy Statement, and is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2002, concerning shares of our common stock that may be issued upon the exercise of options and other rights under our existing equity compensation plans and arrangements, divided between plans approved by our shareholders and plans or arrangements not submitted to our shareholders for approval. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options and other rights and the number of shares remaining available for future grants excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights *(a)*	Weighted-average exercise price of outstanding options, warrants and rights *(b)*	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) *(c)*
Equity compensation plans approved by security holders [1]	1,023,000	$ 6.68	304,500
Equity compensation plans not approved by security holders	-	$ -	-
Total	1,023,000	$ 6.68	304,500

[1] Equity compensation plans approved by shareholders include the 1992 Stock Option Plan and the Second Amended and Restated 1995 Stock Option Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is included under the caption "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS - COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES.

Within the 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer along with our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon this evaluation, our Chief Executive Officer along with our Chief Financial Officer concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC reports. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Since the date of our evaluation to the filing date of this Annual Report on Form 10-K, there have been no significant changes in our internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

(1) The following Financial Statements are included in this Annual Report on Form 10-K on the pages indicated below:

(2) The following financial statement schedule for the fiscal years ended December 31, 2002, 2001, and 2000 is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in the Annual Report.

Schedule II -- Consolidated Valuation and Qualifying Accounts.

Independent Auditors' Report on Financial Statement Schedule.

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(3) **Exhibits:**

Exhibit Number	Description
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
3.2	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, registration number 33-56118 (the "Registration Statement").
4.1	Form of Stock Certificate for the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth of the Company's Amended and Restated Articles of Incorporation (see Exhibit 3.1).
4.3	Articles I and II of the Company's Code of Regulations (see Exhibit 3.2).
10.1	Form of Employment Agreement, dated July 1, 1995, for executive officers (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (the "1995 Form 10-K")).
10.2	Information concerning Employment Agreements substantially similar to Exhibit 10.1 (incorporated by reference to Exhibit 10.2 to the 1995 Form 10-K).
10.3	Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration Statement).
10.4	Information concerning Deferred Compensation Agreements substantially similar to Exhibit 10.3 (incorporated by reference to Exhibit 10.4 to the Registration Statement).
10.5	Form of Company's amended 1992 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the 1995 Form 10-K).
10.6	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement).
10.7	Indemnification Agreement, dated December 21, 1992, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.8	Information concerning Indemnification Agreements substantially similar to Exhibit 10.7 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 (the "1993 Form 10-K")).
10.9	Trademark License Agreement and Manufacturing Certification Agreement, each dated May 14, 1994, between Rocky Shoes & Boots Co. and W. L. Gore & Associates, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (the "1994 Form 10-K")).
10.10	Decree of Tax Exemption from the Government of the Commonwealth of Puerto Rico (incorporated

Exhibit Number	Description
	by reference to Exhibit 10.13 to the Registration Statement).
10.10A	English Translation of Addendum to Exhibit 10.16 (incorporated by reference to Exhibit 10.13A to the Registration Statement).
10.11	Amended and Restated Lease Agreement, dated March 1, 2002, between Rocky Shoes & Boots Co. and William Brooks Real Estate Company regarding Nelsonville factory.
10.12	Lease Contract, dated August 31, 1988, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development Company regarding factory location 1 (incorporated by reference to Exhibit 10.15 to the Registration Statement).
10.13	Lease Contract, undated, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development company regarding factory location 2 (incorporated by reference to Exhibit 10.16 to the Registration Statement).
10.13A	English translation of Exhibit 10.13 (incorporated by reference to Exhibit 10.16A to the Registration Statement).
10.14	Lease Agreement, dated December 13, 1993, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development regarding buildings and annexes of a combined manufacturing surface of 75,526 square feet, located in the Industrial Free Zone of La Vega (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (the "September 30, 1995 Form 10-Q")).
10.14A	English translation of Exhibit 10.20 (incorporated by reference to Exhibit 10.2A to the September 30, 1995 Form 10-Q).
10.15	Term Lease Master Agreement, dated April 27, 1993, between the Company and IBM Credit Corporation (incorporated by reference to Exhibit 10.22 to the 1993 Form 10-K).
10.16	Adjustable Rate Note, dated May 23, 1988, between Nelsonville Home and Savings Association and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.25 to the Registration Statement).
10.17	Company's Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-8, registration number 333-67357).
10.18	Form of Stock Option Agreement under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the 1995 Form 10-K).
10.19	Loan Agreement, dated as of October 7, 1994, between the Director of Development of the State of Ohio and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.43 to the 1995 Form 10-K).
10.20	Promissory Note, dated October 7, 1994, by Rocky Shoes & Boots Co. to the Director of Development of the State of Ohio (incorporated by reference to Exhibit 10.44 to the 1995 Form 10-K).
10.21	Security Agreement, dated as of October 7, 1994, between the Director of Development of the State

Exhibit Number	Description
	of Ohio and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.45 to the 1995 Form 10-K).
10.22	Form of Employment Agreement, dated September 7, 1995, for executive officers (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.23	Information covering Employment Agreements substantially similar to Exhibit 10.23 (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.24	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,050,000 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 30, 2000 Form 10-Q")).
10.25	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,500,000 (incorporated by reference to Exhibit 10.2 to the June 30, 2000 Form 10-Q).
10.26	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $3,750,000 (incorporated by reference to Exhibit 10.3 to the June 30, 2000 Form 10-Q).
10.27	Limited Waiver and Modification Agreement, dated May 14, 2000, by and among the Company, Five Star Enterprises Ltd., Lifestyle Footwear, Inc., Bank One, NA, The Huntington National Bank, and Bank One, NA, as agent (incorporated by reference to Exhibit 10.4 to the June 30, 2000 Form 10-Q).
10.28	Extension of Limited Waiver and Modification Agreement, dated June 30, 2000, by and among the Company, Five Star Enterprises Ltd., Lifestyle Footwear, Inc., Bank One, NA, The Huntington National Bank, and Bank One, NA, as agent (incorporated by reference to Exhibit 10.5 to the June 30, 2000 Form 10-Q).
10.29	Loan and Security Agreement, dated September 18, 2000, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on September 20, 2000).
10.30	First Amendment to Loan and Security Agreement, dated November 20, 2000, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K for the year ended December 31, 2000).
10.31	Second Amendment to Loan and Security Agreement, dated March 27, 2001, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the year ended December 31, 2000).
10.32	Third Amendment to Loan and Security Agreement, dated July 9, 2001, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K for the year ended December 31, 2001).

Exhibit Number	Description
10.33	Fourth Amendment to Loan and Security Agreement, dated February 22, 2002, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K for the year ended December 31, 2001).
10.34	Fifth Amendment to Loan and Security Agreement, dated June 21, 2002, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
10.35	Sixth Amendment to Loan and Security Agreement, dated as of August 6, 2002, among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.36	Seventh Amendment to Loan and Security Agreement, dated as of September 30, 2002, among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.37	Eighth Amendment to Loan and Security Agreement, dated as of October 21, 2002, among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K, filed on October 24, 2002).
10.38	Company's Second Amended and Restated 1995 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders held on May 15, 2002, filed on April 15, 2002).
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Registration Statement on Form S-2 filed September 11, 1997, registration number 333-35391).
23	Independent Auditors' Consent and Report on Schedules of Deloitte & Touche LLP.
24	Powers of Attorney.
99.1	Independent Auditors' Report of Deloitte & Touche LLP on Schedules (incorporated by reference to Exhibit 23).
99.2	Financial Statement Schedule.
99.3	Certification of CEO Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of The Sarbanes-Oxley Act of 2002.
99.4	Certification of CFO Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of The Sarbanes-Oxley Act of 2002.

The Registrant agrees to furnish to the Commission upon its request copies of any omitted schedules or exhibits to any Exhibit filed herewith.

(b) REPORTS ON FORM 8-K

We filed the following Current Reports on Form 8-K with the Securities and Exchange Commission during the quarter ended December 31, 2002:

(i) A current report on Form 8-K, dated September 30, 2002, was filed with the Securities and Exchange Commission on October 11, 2002 (Item 5).

(ii) A current report on Form 8-K, dated October 23, 2002, was filed with the Securities and Exchange Commission on October 24, 2002 (Item 5).

(c) EXHIBITS

The exhibits to this report begin immediately following the F-pages.

(d) FINANCIAL STATEMENT SCHEDULES

The Independent Auditors' Report and financial statement schedule are included in this Annual Report on Form 10-K as Exhibit 99.1 and Exhibit 99.2, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKY SHOES & BOOTS, INC.

Date: March 26, 2003

By: /s/ James E. McDonald
James E. McDonald, Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ Mike Brooks Mike Brooks	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2003
* DAVID FRAEDRICH David Fraedrich	Senior Vice President, Treasurer, and Director	March 26, 2003
/s/ James E. McDonald James E. McDonald	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2003
* CURTIS A. LOVELAND Curtis A. Loveland	Secretary and Director	March 26, 2003
* LEONARD L. BROWN Leonard L. Brown	Director	March 26, 2003
* JAMES L. STEWART James L. Stewart	Director	March 26, 2003
* ROBERT D. ROCKEY Robert D. Rockey	Director	March 26, 2003
* GLENN E. CORLETT Glenn E. Corlett	Director	March 26, 2003

* By: /s/ Mike Brooks
Mike Brooks, Attorney-in-Fact

CERTIFICATION

I, Mike Brooks, certify that:

1. I have reviewed this annual report on Form 10-K of Rocky Shoes & Boots, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

/s/ Mike Brooks
Mike Brooks
Chairman, President, and Chief Executive Officer

CERTIFICATION

I, James E. McDonald, certify that:

1. I have reviewed this annual report on Form 10-K of Rocky Shoes & Boots, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

/s/ James E. McDonald
James E. McDonald
Vice President and Chief Financial Officer

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Deloitte & Touche LLP
155 East Broad Street
Columbus, Ohio 43215-3611

Tel: (614) 221-1000
Fax: (614) 229-4647
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Rocky Shoes & Boots, Inc.:

We have audited the accompanying consolidated balance sheets of Rocky Shoes & Boots, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rocky Shoes & Boots, Inc. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 18, 2003

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,276,722	$ 2,954,935
Accounts receivable—trade, net	15,282,618	15,091,100
Other receivables	1,173,714	2,225,498
Inventories	23,181,989	27,713,664
Deferred income taxes—current	584,511	615,609
Other current assets	1,267,097	1,053,192
Total current assets	45,766,651	49,653,998
FIXED ASSETS, AT COST:		
Property, plant and equipment	45,238,866	43,024,219
Less accumulated depreciation	(26,189,579)	(22,258,125)
Total fixed assets—net	19,049,287	20,766,094
DEFERRED PENSION ASSET	1,651,222	1,802,922
DEFERRED INCOME TAXES	153,495	295,784
OTHER ASSETS	1,796,359	2,141,016
TOTAL ASSETS	$ 68,417,014	$ 74,659,814

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
CURRENT LIABILITIES:		
Accounts payable	$ 1,642,306	$ 1,559,444
Current maturities—long-term debt	486,161	469,143
Accrued expenses:		
Taxes—other	346,168	991,295
Salaries and wages	807,611	985,992
Plant closing costs	210,000	903,291
Co-op advertising	270,390	231,862
Interest	90,408	121,417
Other	162,320	124,659
Total current liabilities	4,015,364	5,387,103
LONG-TERM DEBT—Less current maturities	10,488,388	16,976,023
DEFERRED LIABILITIES:		
Compensation	160,000	155,564
Pension	1,360,338	1,097,791
Total deferred liabilities	1,520,338	1,253,355
Total liabilities	16,024,090	23,616,481
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, Series A, no par value, $.06 stated value; none outstanding 2002 and 2001		
Common stock, no par value; 10,000,000 shares authorized; outstanding 2002—4,489,065 and 2001—4,492,215 shares	35,289,038	35,302,159
Accumulated other comprehensive loss	(2,311,749)	(831,161)
Retained earnings	19,415,635	16,572,335
Total shareholders' equity	52,392,924	51,043,333
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 68,417,014	$ 74,659,814

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
NET SALES	$ 88,958,721	$ 103,319,806	$ 103,228,987
COST OF GOODS SOLD	65,528,213	80,067,866	78,617,092
GROSS MARGIN	23,430,508	23,251,940	24,611,895
OTHER OPERATING EXPENSES:			
Selling, general and administrative expenses	18,661,730	18,175,943	21,426,758
Plant closing costs		1,500,000	
Total other operating expenses	18,661,730	19,675,943	21,426,758
INCOME FROM OPERATIONS	4,768,778	3,575,997	3,185,137
OTHER INCOME AND (EXPENSES):			
Interest expense	(1,404,496)	(2,493,533)	(3,354,388)
Other—net	432,018	354,920	449,257
Total other—net	(972,478)	(2,138,613)	(2,905,131)
INCOME BEFORE INCOME TAXES	3,796,300	1,437,384	280,006
INCOME TAX EXPENSE (BENEFIT)	953,000	(93,438)	183,464
NET INCOME	$ 2,843,300	$ 1,530,822	$ 96,542
NET INCOME PER COMMON SHARE:			
Basic	$ 0.63	$ 0.34	$ 0.02
Diluted	$ 0.62	$ 0.34	$ 0.02
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	$ 4,499,741	$ 4,489,322	$ 4,489,215
Diluted	$ 4,590,095	$ 4,548,632	$ 4,493,304

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Accumulated Other		Total
	Shares Outstanding	Amount	Comprehensive Loss	Retained Earnings	Shareholders' Equity
BALANCE—December 31, 1999	4,489,215	$35,284,159	$ -	$14,944,971	$50,229,130
YEAR ENDED DECEMBER 31, 2000:					
Net income and comprehensive income				96,542	96,542
BALANCE—December 31, 2000	4,489,215	35,284,159		15,041,513	50,325,672
YEAR ENDED DECEMBER 31, 2001:					
Net income				1,530,822	1,530,822
Minimum pension liability, net of tax benefit of $323,229			(831,161)		(831,161)
Comprehensive income					699,661
Stock options exercised	3,000	18,000			18,000
BALANCE—December 31, 2001	4,492,215	35,302,159	(831,161)	16,572,335	51,043,333
YEAR ENDED DECEMBER 31, 2002:					
Net income				2,843,300	2,843,300
Minimum pension liability, net of tax benefit of $575,784			(1,480,588)		(1,480,588)
Comprehensive income					1,362,712
Treasury stock purchased and retired	(16,400)	(84,540)			(84,540)
Stock options exercised	13,250	71,419			71,419
BALANCE—December 31, 2002	4,489,065	$35,289,038	$(2,311,749)	$19,415,635	$52,392,924

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,843,300	$ 1,530,822	$ 96,542
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,032,442	4,409,361	4,698,554
Deferred income taxes	749,171	(52,152)	(46,954)
Deferred compensation and pension—net	(1,637,689)	(1,661,232)	(468,522)
Loss on sale of fixed assets	(15,904)	353,681	32,116
Change in assets and liabilities:			
Receivables	860,266	3,696,183	2,927,201
Inventories	4,531,675	4,321,573	537,830
Other current assets	(213,905)	242,095	(72,373)
Other assets	321,088	14,731	(469,514)
Accounts payable	85,479	(1,936,064)	1,551,745
Accrued expenses	(1,471,619)	1,134,840	335,969
Net cash provided by operating activities	10,084,304	12,053,838	9,122,594
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(2,338,388)	(1,172,365)	(3,113,529)
Proceeds from sale of fixed assets	59,609	7,952	39,770
Net cash used in investing activities	(2,278,779)	(1,164,413)	(3,073,759)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	87,589,294	96,926,759	106,607,246
Payments on long-term debt	(94,059,911)	(106,997,243)	(112,868,411)
Purchase of treasury stock	(84,540)		
Proceeds from exercise of stock options	71,419	18,000	
Net cash used in financing activities	(6,483,738)	(10,052,484)	(6,261,165)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,321,787	836,941	(212,330)
CASH AND CASH EQUIVALENTS—Beginning of year	2,954,935	2,117,994	2,330,324
CASH AND CASH EQUIVALENTS—End of year	$ 4,276,722	$ 2,954,935	$ 2,117,994

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Rocky Shoes & Boots, Inc. ("Rocky Inc.") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle") and Five Star Enterprises Ltd. ("Five Star"), collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

Business Activity—The Company designs, manufactures, and markets high quality men's and women's footwear and related outdoor gear primarily under the registered trademark, ROCKY®. The Company maintains a nationwide network of Company sales representatives who sell the Company's products primarily through independent shoe, sporting goods, specialty, uniform stores and catalogs, and through mass merchandisers throughout the United States. The Company did not have any customers that accounted for more than 10% of consolidated net sales in 2002, 2001 and 2000.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily held in four banks.

Trade Receivables—Trade receivables are presented net of the related allowance for uncollectible accounts of approximately $365,000 and $345,000 at December 31, 2002 and 2001, respectively.

Concentration of Credit Risk—The Company has significant transactions with a large number of customers. Accounts receivable from one customer represented 10% of the Company's total accounts receivable – trade balance as of December 31, 2002. Accounts receivable from another customer represented 16% of the Company's total accounts receivable - trade balance as of December 31, 2001. The Company's exposure to credit risk is impacted by the economic climate affecting its industry. The Company manages this risk by performing ongoing credit evaluations of its customers and maintains reserves for potential uncollectible accounts.

Supplier and Labor Concentrations—The Company purchases raw materials from a number of domestic and foreign sources. The Company currently buys the majority of its waterproof fabric, a component used in a significant portion of the Company's shoes and boots, from one supplier (GORE-TEX®). The Company has had a relationship with this supplier for over 20 years and has no reason to believe that such relationship will not continue.

A significant portion of the Company's shoes and boots are produced in the Company's Dominican Republic operations. The Company has conducted operations in the Dominican Republic since 1987 and is not aware of any governmental or economic restrictions that would alter its current operations.

The Company sources a significant portion of its footwear from manufacturers in the Far East, primarily China. The Company has had sourcing operations in China since 1993 and is not aware of any governmental or economic restrictions that would alter its current sourcing operations.

Inventories—Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Reserves are established for inventories when the net realizable value (NRV) is deemed to be less than its cost based on management's periodic estimates of NRV.

Fixed Assets—The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

	Years
Building and improvements	5-40
Machinery and equipment	3-12
Furniture and fixtures	4-8
Lasts, dies, and patterns	3-12

Management periodically evaluates the future economic benefit of its long-term assets when events or circumstances indicate potential recoverability concerns. This evaluation is based on consideration of expected future undiscounted cash flows and other operating factors. Carrying amounts are adjusted appropriately when determined to have been impaired.

For income tax purposes, the Company generally computes depreciation utilizing accelerated methods.

Licensing Rights—On January 4, 2002, the Company re-acquired the licensing rights to ROCKY® Kids for approximately $500,000. The rights to ROCKY® Kids were purchased from Philip's Kids, LLC ("Philip's"), an entity owned by a former member of the Company's Board of Directors. In 2003, the Company paid approximately $25,000 as additional consideration for the licensing rights. These licensing rights are considered indefinite lived intangible assets and are not subject to amortization.

Advertising—The Company expenses advertising costs as incurred. Advertising expense was $1,921,367, $1,962,783 and $2,532,671 for 2002, 2001 and 2000, respectively.

Revenue Recognition—Revenue and related cost of goods sold are recognized at the time footwear product is shipped to the customer and title transfers. Revenue is recorded net of estimated sales discounts and returns based upon historical trends. All sales are considered final upon shipment.

Shipping and Handling Costs—In accordance with EITF No. 00-10 "Accounting For Shipping And Handling Fees And Costs", all shipping and handling costs billed to customers have been included in net sales.

Per Share Information—Basic net income per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed similarly but includes the dilutive effect of stock options. A reconciliation of the shares used in the basic and diluted income per share computations is as follows:

	Years Ended December 31,		
	2002	2001	2000
Basic—weighted average shares outstanding	$4,499,741	$4,489,322	$4,489,215
Dilutive securities—stock options	90,354	59,310	4,089
Diluted—weighted average shares outstanding	$4,590,095	$4,548,632	$4,493,304

Asset Impairments—Annually, or more frequently if events or circumstances change, a determination is made by management, in accordance with SFAS No. 144, to ascertain whether property and equipment and other long-lived assets have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows.

Recently Issued Financial Accounting Standards—Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of this statement did not have a material impact on its consolidated financial statements. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. The Company has no goodwill recorded. The total net book value of indefinite-lived intangible assets at December 31, 2002 was $1,026,323. Indefinite-lived intangible assets represent the cost of acquiring the licensing rights to ROCKY(R) Kids from Philip's Kids, LLC, and various other international trademarks. These rights have previously been determined to have an indefinite useful life and were not subject to amortization. Accordingly, the adoption of SFAS No. 142 did not have any impact on the 2002 consolidated financial statements. In addition, the Company has intangible assets consisting of patents totaling approximately $62,000 at December 31, 2002 that are being amortized over 15 years. Amortization expense related to these intangible assets during fiscal 2002 and 2001 was $23,569 and $39,993, respectively.

Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, supercedes SFAS No. 121 and is effective for fiscal years beginning after December 15, 2001. The adoption of FAS No. 144 had no impact on the Company's Financial Statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for the first quarter in the year ended December 31, 2003. We do not believe the adoption of SFAS No. 145 will have a significant impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities included in restructurings. This Statement eliminates the definition and requirements for recognition of exit costs as defined in EITF Issue 94-3, and requires that liabilities for exit activities be recognized when incurred instead of at the exit activity commitment date. This Statement is effective for exit or disposal activities initiated after December 31, 2002. We do not believe the adoption of SFAS No. 146 will have a significant impact on the consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also includes more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires additional disclosures for the year ended December 31, 2002. The provisions of FIN 45 did not have a significant impact on the 2002 consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. The transition provisions and the disclosure requirements of this Statement are effective for fiscal years ending after December 15, 2002. We continue to apply the intrinsic value-based method to account for stock options and have complied with the new disclosure requirements.

In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements are effective in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not expect the provisions of FIN 46 to have a significant impact on the consolidated financial statements.

Segment Information—The Company is managed in one operating segment. Within their one operating segment, the Company has identified five product groups: Rugged Outdoor, Occupational – Work, Military, Outdoor Gear and Casual. Outdoor Gear is a new product group established in 2002 for reporting sales of ROCKY branded socks and apparel. During 2002, the Company terminated, or allowed to expire, various license agreements it had entered into for the marketing and sales of these items, which are now being sourced and sold by the Company. The following is supplemental information on net sales by product group:

	2002	% of Sales	2001	% of Sales	2000	% of Sales
Rugged Outdoor	$41,554,244	46.7%	$ 56,596,762	54.7 %	$ 62,297,449	60.4%
Occupational	29,620,876	33.3%	27,054,015	26.2 %	28,204,383	27.3%
Military	6,437,248	7.2%	8,948,426	8.7 %		
Casual	2,306,748	2.6%	4,446,109	4.3 %	6,225,130	6.0%
Outdoor Gear	2,740,441	3.1%				0.0%
Factory Outlet Stores	4,050,823	4.6%	4,741,326	4.6 %	5,916,952	5.7%
Other	2,248,341	2.5%	1,533,168	1.5 %	585,073	0.6%
Total	$88,958,721	100.0 %	$ 103,319,806	100.0 %	$ 103,228,987	100.0 %

Net sales to foreign countries, primarily Canada, represented approximately 1% of net sales in 2002, 2001 and 2000.

Stock-Based Compensation—The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have resulted in the amounts as reported below.

	Years Ended December 31,		
	2002	2001	2000
Net income, as reported	$ 2,843,300	$ 1,530,822	$ 96,542
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	405,854	433,870	195,797
Pro forma net income (loss)	$ 2,437,446	$ 1,096,952	$ (99,255)
Earnings per share:			
Basic—as reported	$ 0.63	$ 0.34	$ 0.02
Basic—pro forma	$ 0.54	$ 0.24	$ (0.02)
Diluted—as reported	$ 0.62	$ 0.34	$ 0.02
Diluted—pro forma	$ 0.54	$ 0.24	$ (0.02)

The pro forma amounts are not representative of the effects on reported net income for future years.

Comprehensive Income—Comprehensive income includes changes in equity that result from transactions and economic events from nonowner sources. Comprehensive income is composed of two subsets – net income and other comprehensive income/(loss). Included in other comprehensive loss for the Company is a minimum pension liability adjustment, which is recorded net of a related tax benefit. See Note 10. This adjustment is accumulated within the Consolidated Statements of Shareholders' Equity under the caption Accumulated Other Comprehensive Loss.

2. CLOSURE OF MANUFACTURING OPERATIONS

In September 2001, the Board of Directors approved a restructuring plan to consolidate and realign the Company's footwear manufacturing operations. Under this plan, the Company moved the footwear manufacturing operations at its Nelsonville, Ohio factory to the Company's factory in Puerto Rico. The restructuring plan was completed in the fourth quarter of 2001.

The execution of this plan, which started in September 2001, resulted in the elimination of 67 employees at the Company's Nelsonville, Ohio facility, and a transfer of a significant amount of machinery and equipment located at the Nelsonville facility to the Moca, Puerto Rico facility.

A reconciliation of the plant closing costs and accrual during 2002 and 2001 is as follows:

	2001 Total Expenses	Accrued Balance December 31, 2001	2002 Payments	2002 Expense Adjustments to Original Estimate	Accrued Balance December 31, 2002
Severance:					
Non-union	$ 71,668	$ 71,668	$ 25,574	$ 26,094	$ 20,000
Union	292,653				
Curtailment of pension	690,000	690,000	500,000		190,000
Employee benefits	34,223	33,000	31,047	1,953	
Factory lease	90,000	85,000	40,000	45,000	
Equipment and relocation	260,626	5,000		5,000	
Legal and other costs	60,830	18,623	53,667	(35,044)	
Total	$ 1,500,000	$ 903,291	$ 650,288	$ 43,003	$ 210,000

The Company expects no additional restructuring and realignment costs associated with this plan.

3. INVENTORIES

Inventories are comprised of the following:

	December 31, 2002	December 31, 2001
Raw materials	$ 3,535,884	$ 4,537,865
Work-in-process	436,435	1,578,107
Finished goods	18,301,351	20,077,999
Factory outlet finished goods	1,080,319	1,680,693
Less reserve for obsolescence or lower of cost or market	(172,000)	(161,000)
Total	$ 23,181,989	$ 27,713,664

4. FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2002	December 31, 2001
Land	$ 572,838	$ 572,838
Building and improvements	13,592,248	13,387,497
Machinery and equipment	21,100,798	20,415,510
Furniture and fixtures	2,045,655	1,685,485
Lasts, dies and patterns	7,317,988	6,739,027
Construction work-in-progress	609,339	223,862
Total	45,238,866	43,024,219
Less—accumulated depreciation	(26,189,579)	(22,258,125)
Net fixed assets	$ 19,049,287	$ 20,766,094

5. LONG-TERM DEBT

Long-term debt is comprised of the following:

	December 31, 2002	December 31, 2001
Bank—revolving credit facility	$ 5,000,000	$ 11,000,000
Equipment and other obligations	452,100	617,625
Real estate obligations	5,522,449	5,827,541
Total debt	10,974,549	17,445,166
Less current maturities	486,161	469,143
Net long-term debt	$ 10,488,388	$ 16,976,023

On September 18, 2000, the Company entered into a three-year loan and security agreement with GMAC Business Credit, LLC (GMAC) refinancing its former bank revolving line of credit based on the collateral value of its accounts receivable and inventory. On October 21, 2002, the Company extended the agreement two years. This loan and security agreement permits a borrowing base to a maximum of $45,000,000. Interest on the revolving credit facility is payable monthly at GMAC's Prime rate, and the entire principal is due September 17, 2005. Under terms of the agreement, the Company has the option to borrow up to seventy five percent (75%) of its outstanding obligation at LIBOR plus two and three-eights percent (2.375%) or prime. The interest rate for the outstanding balance at December 31, 2002 was 3.88% (4.64% at December 31, 2001).

Amounts borrowed under the agreement are secured by accounts receivable, inventory, equipment, intangible assets of the Company and its wholly-owned domestic subsidiary, Lifestyle Footwear, Inc. Additional security includes 65% of the capital stock of the Company's wholly-owned foreign subsidiary, Five Star Enterprises, Ltd., and 100% of the capital stock of the Company's wholly-owned domestic subsidiary.

The loan and security agreement contains certain restrictive covenants, which among other things, requires the Company to maintain a certain level of net worth, and fixed charge coverage. As of December 31, 2002, the Company is in compliance with the loan covenants. Presently, the line of credit restricts the payment of dividends on common stock.

Equipment and other obligations at December 31, 2002 bear interest at a variable rate of prime and are payable in monthly installments to 2005. The equipment is held as collateral against the outstanding obligations.

In January 2000, the Company completed a mortgage financing facility with GE Capital Corp. for three of its facilities totaling $6,300,000. The facility bears interest at 8.275%, with total monthly principal and interest payments of $63,100 to 2014. The proceeds of the financing were used to pay down borrowings under a former revolving credit facility.

During 2000, the Company had an interest rate swap agreement with a major bank for a notional amount of $15,000,000 that was terminated in 2000 and resulted in a gain of $294,000. At December 31, 2002 and 2001, the Company has no interest rate swap agreements.

Long-term debt matures as follows for the years ended December 31:

2003	$ 486,161
2004	503,934
2005	492,020
2006	400,416
2007	434,837
Thereafter	8,657,181
Total	$ 10,974,549

The estimated fair value of the Company's long-term obligations approximated their carrying amount at December 31, 2002 and 2001, based on current market prices for the same or similar issues or on debt available to the Company with similar rates and maturities.

6. OPERATING LEASES

The Company leases certain machinery and manufacturing facilities under operating leases that generally provide for renewal options. The Company incurred approximately $799,000, $1,096,000 and $1,161,000 in rent expense under operating lease arrangements for 2002, 2001 and 2000, respectively.

Included in total rent expense above are monthly payments of $5,000 for 2002 and $7,000 for 2001 and 2000 for the Company's former Ohio manufacturing and clearance center facility leased from an entity in which the owners are also shareholders of the Company.

Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31:

2003	$ 611,000
2004	716,000
2005	743,000
2006	618,000
2007	295,000
Thereafter	590,000
Total	$3,573,000

7. INCOME TAXES

Rocky Inc. and its wholly-owned subsidiary doing business in Puerto Rico, Lifestyle, are subject to U.S. Federal income taxes; however, the Company's income earned in Puerto Rico is allowed favorable tax treatment under Section 936 of the Internal Revenue Code if conditions as defined therein are met. Five Star is incorporated in the Cayman Islands and conducts its operations in a "free trade zone" in the Dominican Republic and, accordingly, is currently not subject to Cayman Islands or Dominican Republic income taxes. Thus, the Company is not subject to foreign income taxes.

At December 31, 2002, a provision has not been made for U.S. taxes on the accumulated undistributed earnings of Five Star through December 31, 2002 of approximately $6,575,000 that would become payable upon repatriation to the United States. It is the intention of the Company to reinvest all such earnings of Five Star in operations and facilities outside of the United States. In addition the Company has provided Puerto Rico tollgate taxes on approximately $3,684,000 of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994, that would be payable if such earnings were repatriated to the United States. If the Five Star and Lifestyle undistributed earnings were distributed to the Company in the form of dividends, the related taxes on such distributions would be approximately $2,237,000 and $368,000, respectively. In 2001, the Company received an abatement for Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994. This resulted in the Company reducing its deferred tax liability by $408,000.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

Income taxes (benefits) are summarized as follows:

	Years Ended December 31,		
	2002	2001	2000
Federal:			
Current	$ 200,134	$ 112,508	$ (115,262)
Deferred	683,867	(174,636)	263,071
Total Federal	884,001	(62,128)	147,809
State and local:			
Current	3,695	(153,794)	345,680
Deferred	65,304	122,484	(310,025)
Total state and local	68,999	(31,310)	35,655
Total	$ 953,000	$ (93,438)	$ 183,464

A reconciliation of recorded Federal income tax expense (benefit) to the expected expense (benefit) computed by applying the Federal statutory rate of 34% for all periods to income before income taxes follows:

	Years Ended December 31,		
	2002	2001	2000
Expected expense at statutory rate	$ 1,290,742	$ 488,711	$ 95,202
Increase (decrease) in income taxes resulting from:			
Exempt (income) loss from operations in Puerto Rico, net of tollgate taxes		(97,344)	77,938
Exempt income from Dominican Republic operations	(430,416)	(67,967)	(74,034)
State and local income taxes (benefit)	45,539	(20,628)	23,532
Revision of prior year taxes		(12,123)	56,229
Abatement of Puerto Rico taxes		(408,000)	
Other—net	47,135	23,913	4,597
Total	$ 953,000	$ (93,438)	$ 183,464

Deferred income taxes recorded in the consolidated balance sheets at December 31, 2002 and 2001 consist of the following:

	December 31, 2002	December 31, 2001
Deferred tax assets:		
Alternative minimum tax carryforward—Rocky	$ 118,829	$ 118,829
Alternative minimum tax carryforward—Lifestyle		283,200
Asset valuation allowances and accrued expenses	451,532	288,317
Plant closing costs	79,800	257,342
Pension and deferred compensation	854,300	148,004
Net operating loss carryforwards	681,317	1,616,901
Inventories	216,519	201,832
Total deferred tax assets	2,402,297	2,914,425
Deferred tax liabilities:		
Fixed assets	(1,132,516)	(1,580,872)
State and local income taxes	(69,437)	(53,725)
Prepaid assets	(93,903)	
Tollgate tax on Lifestyle earnings	(368,435)	(368,435)
Total deferred tax liabilities	(1,664,291)	(2,003,032)
Net deferred tax asset	$ 738,006	$ 911,393

At December 31, 2002, the Company has approximately $1,833,000 of net operating loss carryforwards for Federal income tax purposes. The net operating loss carryforward expires in 2021.

8. RETIREMENT PLANS

The Company sponsors separate noncontributory defined benefit pension plans covering the union and non-union workers of the Company's Ohio and Puerto Rico operations. Benefits under the union plan are primarily based upon negotiated rates and years of service. Benefits under the non-union plan are based upon years of service and highest compensation levels as defined. Annually, the Company contributes to the plans at least the minimum amount required by regulation.

In September, 2001 the Company announced a restructuring plan to consolidate and realign the Company's footwear manufacturing operations. As part of the plan, 67 employees were eliminated and their balances paid directly from plan assets (a total of approximately $293,000). As a result of the curtailment of certain retiree benefits and future employee service periods, $690,570 is included in the calculation of 2001 net pension expense as a curtailment loss. Also, benefits under the Company's union plan were frozen at September 30, 2001.

The funded status of the Company's plans and reconciliation of accrued pension cost at December 31, 2002 and 2001 is presented below (information with respect to benefit obligations and plan assets is as of September 30):

	December 31,	
	2002	2001
Change in benefit obligation:		
Projected benefit obligation at beginning of the year	$ 8,242,465	$ 7,985,007
Service cost	269,715	316,572
Interest cost	580,032	571,295
Actuarial (gain)	799,613	(93,218)
Exchange (gain)	(68,341)	115,396
Benefits paid	(597,802)	(652,587)
Projected benefit obligation at end of year	$ 9,225,682	$ 8,242,465
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 5,066,458	$ 4,570,688
Actual loss on plan assets	(1,056,666)	(721,643)
Employer contribution	3,739,000	1,870,000
Benefits paid	(597,802)	(652,587)
Fair value of plan assets at end of year	$ 7,150,990	$ 5,066,458
Unfunded deficit	$ (2,074,692)	$ (3,176,007)
Remaining unrecognized benefit obligation existing at transition	89,686	105,993
Unrecognized prior service costs due to plan amendments	1,561,536	1,696,929
Unrecognized net loss	3,734,547	1,542,036
Adjustment required to recognize minimum liability	(4,861,985)	(2,957,312)
Additional contributions (September 30—December 31)		1,000,000
Curtailment charge included in plant closing costs	190,570	690,570
Accrued pension cost	$ (1,360,338)	$ (1,097,791)

Net pension cost of the Company's plans is as follows:

	Years Ended December 31,		
	2002	2001	2000
Service cost	$ 269,715	$ 316,572	$ 303,748
Interest	580,032	571,295	403,542
Expected return on assets	(456,422)	(509,194)	(393,877)
Amortization of unrecognized net loss	51,850		
Amortization of unrecognized transition obligation	16,306	27,892	27,892
Amortization of unrecognized prior service cost	135,393	184,598	122,508
Curtailment charge		690,570	
Net pension cost	$ 596,874	$ 1,281,733	$ 463,813

The assets of the plans consist primarily of common stocks, bonds, and cash equivalents. The assets of the plans include 117,900 and 81,400 shares of the Company's common stock with a market value of $872,460 and $416,768 at September 30, 2002 and 2001, respectively. The Company's unrecognized benefit obligations existing at the date of transition for the non-union plan is being amortized over 21 years. Actuarial assumptions used in the accounting for the plans were as follows:

	December 31,	
	2002	2001
Discount rate	6.50 %	7.25 %
Average rate of increase in compensation levels (non-union only)	3.0 %	3.0 %
Expected long-term rate of return on plan assets	8.0 %	8.0 %

SFAS No. 87, "Employers' Accounting for Pensions," generally requires the Company to recognize a minimum liability in instances in which a plan's accumulated benefit obligation exceeds the fair value of plan assets. In accordance with the Statement, the Company has recorded in the accompanying consolidated financial statements a non-current deferred pension asset of $1,651,822 and $1,802,922 as of December 31, 2002 and 2001, respectively. In addition, under SFAS No. 87, if the minimum liability exceeds the unrecognized prior service cost and the remaining unrecognized benefit obligation at transition, the excess is reported in other comprehensive income (loss) ($1,480,588), net of a deferred tax benefit of $575,784 for 2002 and $(831,161), net of a deferred tax benefit of $323,229 in 2001.

The Company also sponsors a 401(k) savings plan for substantially all of its union and non-union employees. The Company only matches contributions for non-union employees. Funding for non-union employees electing to contribute a percentage of their compensation is matched by the Company, subject to certain limitations. No Company contribution was made for 2002, 2001 and 2000.

9. CAPITAL STOCK

The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which no shares are issued and none are outstanding at December 31, 2002 and 2001, respectively.

In November 1997, the Company's Board of Directors adopted a Rights Agreement, which provides for one preferred share purchase right to be associated with each share of the Company's outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Series B Junior Participating Cumulative Preferred Stock. The rights may be exercised after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 20 percent or more of the Company's common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 20 percent or more of the common stock. Such exercise may ultimately entitle the holders of the rights to purchase for $80 per right, common stock of the Company having a market value of $160. The person or groups effecting such 20 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. These rights expire November 2007 unless earlier redeemed by the Company under circumstances permitted by the Rights Agreement.

In September, 2002, the Company's Board of Directors authorized the repurchase of up to 500,000 common shares outstanding in open market or privately negotiated transactions through December 31, 2003. Purchases of stock under this program will be funded from the Company's operating cash flow. There were 16,400 shares repurchased and retired in 2002 for $84,540. There were no treasury stock purchases in 2001 and 2000. From January 2003 through March 6, 2003, the Company repurchased 483,000 of its common shares for approximately $3,100,000. Accordingly, the Company has repurchased nearly all its allotted shares approved by the Board of Directors.

The Company adopted a Stock Option Plan in 1992 which provides for the issuance of options to purchase up to 400,000 common shares of the Company. On October 11, 1995, the Company adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 400,000 common shares of the Company. In May 1998, the Company adopted the Amended and Restated 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 500,000 common shares of the Company. In addition in May 2002, the Board of Directors approved the issuance of a total of 400,000 additional common shares of the Company under the 1995 Stock Option Plan. All employees, officers, directors, consultants and advisors providing services to the Company are eligible to receive options under the Plans. In addition, the Plans provide for the annual issuance of options to purchase 5,000 shares of common stock to each non-employee director of the Company.

The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 10 years. The following summarizes all stock option transactions from January 1, 2000 through December 31, 2002:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2000	693,750	$ 9.12
Issued	221,000	6.87
Forfeited	(232,250)	8.40
Outstanding at December 31, 2000	682,500	8.64
Issued	283,750	4.04
Exercised	(3,000)	6.00
Forfeited	(51,250)	7.60
Outstanding at December 31, 2001	912,000	7.27
Issued	194,000	5.79
Exercised	(13,250)	5.39
Forfeited	(69,750)	8.63
Outstanding at December 31, 2002	1,023,000	$ 6.92
Options exercisable at December 31:		
2000	444,250	$ 9.37
2001	604,000	$ 8.45
2002	721,625	$ 7.67

The following table summarizes information about options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number	Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$3.875 - $5.00	309,250	5.8	$ 4.14	157,750	$ 4.08
$5.25- $6.50	377,750	5.5	$ 5.84	253,750	$ 5.86
$6.72- $7.625	128,000	4.6	$ 7.55	102,250	$ 7.56
$8.375 - $9.875	82,500	1.2	$ 8.72	82,375	$ 8.72
$13.125 - $16.875	125,500	3.0	$ 15.22	125,500	$15.22
	1,023,000		$ 6.92	721,625	$ 7.67

In determining the estimated fair value of each option granted on the date of grant the Company uses the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively; dividend yield of 0%; expected volatility of 44%, 44%

and 45%; risk-free interest rates of 2.83%, 4.21% and 6.70%; and expected life of 6 years. The weighted average grant date fair value of options issued during 2002, 2001 and 2000 was $5.79, $4.04 and $3.09, respectively.

10. COMPREHENSIVE INCOME

Comprehensive income represents net income plus the results of certain non-shareholders' equity changes not reflected in the Consolidated Statements of Income. The components of comprehensive income (loss), net of tax, are as follows:

	Years Ended December 31,		
	2002	2001	2000
Net income	$ 2,843,300	$ 1,530,822	$ 96,542
Minimum pension liability, net of tax benefit	(1,480,588)	(831,161)	-
Comprehensive income	$ 1,362,712	$ 699,661	$ 96,542

The 2002 and 2001 minimum pension liability is net of a deferred tax benefit of $575,784 and $323,229, respectively.

11. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and Federal, state and local income taxes was as follows:

	Years Ended December 31,		
	2002	2001	2000
Interest	$ 1,435,505	$ 2,644,998	$ 3,279,905
Federal, state and local income taxes—net of refunds	$ 68,066	$ (36,309)	$ (3,450,000)

Non-Cash Transaction—increase (decrease) in additional minimum pension liability as follows:

	Years Ended December 31,		
	2002	2001	2000
Deferred pension asset	$ 2,056,372	$ 1,154,390	$ -
Deferred tax benefit	(575,784)	(323,229)	
Total	$ 1,480,588	$ 831,161	$ -

Accounts payable at December 31, 2002, 2001 and 2000 include a total of $2,693, $5,310 and $12,098, respectively, relating to the purchase of fixed assets.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2002					
Net sales	$ 13,749,588	$ 19,194,071	$ 30,453,543	$ 25,561,519	$ 88,958,721
Gross margin	2,340,653	4,937,633	8,852,358	7,299,864	23,430,508
Net income (loss)	(1,227,188)	117,087	2,388,177	1,565,224	2,843,300
Net income (loss) per common share:					
Basic	$ (0.27)	$ 0.03	$ 0.53	$ 0.35	$ 0.63
Diluted	$ (0.27)	$ 0.03	$ 0.52	$ 0.34	$ 0.62
2001					
Net sales	$ 16,063,895	$ 22,006,132	$ 38,490,267	$ 26,759,512	$103,319,806
Gross margin	3,167,074	6,152,129	9,804,424	4,128,313	23,251,940
Net income (loss)	(906,094)	702,339	1,479,694	254,883	1,530,822
Net income (loss) per common share:					
Basic	$ (0.20)	$ 0.16	$ 0.33	$ 0.06	$ 0.34
Diluted	$ (0.20)	$ 0.16	$ 0.32	$ 0.06	$ 0.34

No cash dividends were paid during 2002 and 2001.

BOARD OF DIRECTORS

Mike Brooks
Chairman of the Board, President
and Chief Executive Officer

Leonard L. Brown
President
Leonard L. Brown, Inc.

Glenn E. Corlett
Dean and Philip J. Gardner, Jr. Leadership
Professor of the College of Business at
Ohio University

David Fraedrich
Senior Vice President and Treasurer

Curtis A. Loveland
Secretary
Partner, Porter, Wright, Morris & Arthur LLP

Robert D. Rockey
Former Chairman and Chief Executive Officer
Duck Head Apparel Company, Inc.

James L. Stewart
Proprietor
Rising Wolf Ranch, Inc.

OFFICERS

Mike Brooks
Chairman of the Board,
President and Chief Executive Officer

David Sharp
Executive Vice President and Chief Operating
Officer

David Fraedrich
Senior Vice President and Treasurer

James E. McDonald
Vice President and Chief Financial Officer

Corporate Offices

39 E. Canal Street
Nelsonville, Ohio 45764
(740) 753-1951

Independent Accountants

Deloitte & Touche LLP
Columbus, Ohio

Legal Counsel

Porter, Wright, Morris & Arthur LLP
Columbus, Ohio

Transfer Agent and Registrar

Communications regarding changes of address, transfer of shares, and lost certificates should be directed to the company's stock transfer and registrar:

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10AT66
Cincinnati, Ohio 45202
(800) 837-2755

Stock Listing

NASDAQ National Market
Symbol: RCKY

Form 10-K

Copies of the signatures, exhibit index and exhibits contained therein as filed with the Securities and Exchange Commission are available without charge upon written request to:

James E. McDonald
Vice President and CFO
Rocky Shoes & Boots, Inc.
39 E. Canal Street
Nelsonville, Ohio 45764

Investor Information

Corporate and investor information is available on the company's website at www.rockyboots.com








VERNON S. CASTLE
SHERIFF
ATHENS COUNTY

ROCKY®



